Exhibit 99.1

GERDAU S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

ON DECEMBER 31, 2007 AND 2006

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board – IASB, and in compliance with CVM instruction no. 457 of July 13, 2007.

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of R$

	Note	2007	2006
CURRENT ASSETS
Cash and cash equivalents	5	2,026,096	1,070,524
Short-term investments
Held for Trading		2,836,903	4,749,400
Available for sale		276,374	263,893
Held to maturity		—	295,472
Trade accounts receivable	6	3,172,316	2,842,568
Inventories	7	6,056,661	5,052,865
Tax credits	8	598,317	527,420
Prepaid expenses		108,690	84,014
Unrealized gains on derivatives	16	14	5,687
Other current assets		237,602	192,113
		15,312,973	15,083,956

NON CURRENT ASSETS
Tax credits	8	594,894	449,590
Deferred income taxes	9	933,851	915,765
Unrealized gains on derivatives	16	1,553	14,160
Prepaid expenses		110,207	56,570
Judicial deposits	18	223,735	168,145
Other non-current assets		290,783	257,900
Prepaid pension cost	20	417,723	311,740
Equity investments	11	613,112	450,080
Other investments	11	33,753	31,588
Goodwill	12	6,043,396	437,838
Intangible	13	1,073,715	45,381
Property, plant and equipment, net	10	15,827,944	13,373,543
		26,164,666	16,512,300

TOTAL ASSETS		41,477,639	31,596,256

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. and subsidiaries

CONSOLIDATED BALANCE SHEET

In thousands of R$

	Note	2007	2006
CURRENT LIABILITIES
Trade accounts payable		2,586,634	2,413,949
Short-term debt	14	2,500,985	2,274,523
Debentures	15	38,125	2,932
Taxes payable	17	462,311	465,724
Payroll and related liabilities		518,098	379,301
Dividends payable		392	185,458
Unrealized losses on derivatives	16	1,964	2,690
Other current liabilities		478,639	466,843
		6,587,148	6,191,420

NON CURRENT LIABILITIES
Long-term debt	14	12,461,128	6,671,456
Debentures	15	903,151	929,024
Deferred income taxes	9	2,315,771	1,474,931
Unrealized losses on derivatives	16	16,106	22,425
Provision for contingencies	18	489,103	402,795
Employees benefits	20	794,125	708,316
Put options on minority interest	16-f	889,440	547,953
Other non-current liabilities		379,589	459,720
		18,248,413	11,216,620

SHAREHOLDERS’ EQUITY	22
Capital stock		7,810,453	7,810,453
Treasury stocks		(106,667)	(109,609)
Legal reserve		278,713	159,109
Retained earnings		5,779,339	3,030,459
Cumulative translation adjustment		(1,049,333)	(259,130)
		12,712,505	10,631,282

MINORITY INTEREST		3,929,573	3,556,934

SHAREHOLDERS’ EQUITY INCLUDING MINORITY INTEREST		16,642,078	14,188,216

TOTAL LIABILITIES		41,477,639	31,596,256

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF INCOME

In thousands of R$

	Note	2007	2006

NET SALES	24	30,613,528	25,883,911
Cost of sales	29	(23,131,527)	(19,039,266)
GROSS PROFIT		7,482,001	6,844,645
Sales expenses	29	(618,938)	(557,045)
General and administrative expenses	29	(1,877,654)	(1,784,865)
Other operating income (expenses), net	25	(171,958)	(36,163)
OPERATING INCOME		4,813,451	4,466,572
Equity in earnings of unconsolidated companies		118,399	243,550
INCOME BEFORE FINANCIAL RESULT AND TAXES		4,931,850	4,710,122
Financial income		815,763	939,484
Financial expenses		(1,202,027)	(903,292)
Foreign exchange gains and losses, net		723,289	329,633
Gain and losses on derivatives, net		(4,456)	74,467
INCOME BEFORE TAXES		5,264,419	5,150,414
Provision for Income Tax
Current	9	(872,315)	(906,297)
Deferred	9	(82,011)	17,361
		(954,326)	(888,936)
NET INCOME		4,310,093	4,261,478
ATTRIBUTED TO:
Equity holders of the parent company		3,552,751	3,546,934
Minority interests		757,342	714,544
		4,310,093	4,261,478

Basic earnings per share - preferred and common	23	5.36	5.34

Diluted earnings per share - preferred and common	23	5.32	5.30

The accompanying notes are an integral part of these financial statements.

Changes in Consolidated Shareholders’ Equity - Gerdau S.A. and subsidiaries

In thousands of R$

	Attributed to the equity holders of the parent company
	Capital	Treasury	Legal	Retained	Cumulative	Minority	Shareholders’
	Stock	Stock	Reserve	Earnings	Translation Adjustment	Interest	Equity
Balance as of January 1st, 2006	5,206,969	(60,254)	465,063	2,623,507	—	2,087,167	10,322,452
Net income	—	—	—	3,546,934	—	714,544	4,261,478
Capital increase	2,603,484	—	(450,000)	(2,153,484)	—	—	—
Stock option exercised during the period	—	14,245	—	(1,363)	—	—	12,882
Gain on treasury stock sales	—	—	—	189	—	—	189
Cash dividends and interest on equity paid	—	—	—	(821,063)	—	(157,282)	(978,345)
Application of resources destinated by stockholders meeting	—	—	144,046	(144,046)	—	—	—
Cumulative translation adjustment	—	—	—	—	(259,130)	(164,663)	(423,793)
Minority interest over entities consolidated during the year - fair value alocation	—	—	—	—	—	777,299	777,299
Minoritary effect over entities consolidated during the year - historical cost	—	—	—	—	—	299,869	299,869
Put options on minority interest	—	—	—	(20,215)	—	—	(20,215)
Treasury stock	—	(63,600)	—	—	—	—	(63,600)
Balance as of December 31st, 2006	7,810,453	(109,609)	159,109	3,030,459	(259,130)	3,556,934	14,188,216
Net income	—	—	—	3,552,751	—	757,342	4,310,093
Capital increase in subsidiaries	—	—	—	—	—	965,469	965,469
Stock options expenses recognized during the period	—	2,942	—	2,765	—	—	5,707
Stock options exercised during the period	—	—	—	3,452	—	—	3,452
Gain on treasury stock sales	—	—	—	152	—	—	152
Cash dividends and interest on equity paid	—	—	—	(726,170)	—	(294,093)	(1,020,263)
Application of resources destinated by stockholders meeting	—	—	119,604	(119,604)	—	—	—
Cumulative translation adjustment	—	—	—	—	(790,203)	(338,661)	(1,128,864)
Minority interest over fair value allocation	—	—	—	—	—	(18,502)	(18,502)
Minoritary effect over consolidated entities	—	—	—	(6,089)	—	(282,437)	(288,526)
Put options on minority interest	—	—	—	52,942	—	(417,963)	(365,021)
Treasury stock	—	—	—	1,797	—	—	1,797
Capital increase in subsidiaries expenditures	—	—	—	(26,839)	—	—	(26,839)
Unrealized gains on available for sale investments	—	—	—	13,723	—	1,484	15,207
Balance as of December 31st, 2007	7,810,453	(106,667)	278,713	5,779,339	(1,049,333)	3,929,573	16,642,078

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. and subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of R$

	Note	2007	2006

Cash flows from operating activities
Net income (including minority interest)		4,310,093	4,261,478
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization		1,317,156	1,136,950
Equity in earnings of unconsolidated companies, net		(118,399)	(243,550)
Foreign exchange gains and losses, net		(723,289)	(329,633)
Gains/losses on derivative instruments, net		4,456	(74,467)
Pension plan and stock option expense		(141,656)	(212,012)
Deferred income taxes		82,011	(17,361)
Loss on disposal of property, plant and equipment and investments		87,069	39,803
Provision for doubtful accounts		15,116	16,633
Provision for contingencies		178,381	(52,061)
Distributions from joint ventures		109,959	217,169
Interest income		(668,570)	(820,940)
Interest expense		750,033	729,061
		5,202,360	4,651,070
Changes in assets and liabilities:
Increase in accounts receivable		(482,616)	(290,638)
Increase in inventories		(777,724)	(186,347)
Increase in accounts payable and accrued liabilities		455,987	245,483
Increase in other assets		(456,834)	(109,353)
Increase in other liabilities		1,158,891	656,841
Purchases of held for trading securities		(4,191,788)	(7,704,288)
Proceeds from maturities and sales of held for trading securities		6,864,285	6,627,754
Cash provided by operating activities		7,772,561	3,890,522

Interest paid		(711,518)	(555,092)
Income tax paid		(696,728)	(912,860)
Net cash provided by operating activities		6,364,315	2,422,570

Cash flows from investing activities
Additions to property, plant and equipment		(2,757,093)	(2,373,508)
Payment for acquisitions	3.6	(8,525,731)	(669,603)
Interest received over short term investments		191,561	752,424
Net cash used in investing activities		(11,091,263)	(2,290,687)

Cash flows from financing activities
Cash dividends and interest on equity paid		(1,199,424)	(1,070,197)
Debt issuance		11,693,389	4,606,793
Repayment of debt		(5,622,460)	(3,629,755)
Capital increase		907,324	—
Net related party debt loans and repayments		291,440	(49,142)
Net cash provided by (used in) financing activities		6,070,269	(142,301)

Effect of exchange rate changes on cash and cash equivalents		(387,749)	(146,758)

Increase in cash and cash equivalents		955,572	(157,176)
Cash and cash equivalents at beginning of period		1,070,524	1,227,700
Cash and cash equivalents at end of period		2,026,096	1,070,524

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly listed corporation with its corporate domicile in the city of Rio de Janeiro, RJ and is a holding company in the Gerdau Group that is principally dedicated to the production and sale of general steel products from plants located in Brazil, Argentina, Chile, Colombia, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, the United States, Canada, Spain, and India.

The Gerdau Group has an installed capacity of 24.8 million tons of crude steel per year, producing steel in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept). Gerdau also produces steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, where manufacturers of consumer goods, such as vehicles and equipment for commercial and home use, basically use merchant bars available in various specifications. The next most important market is the civil construction sector, which demands a high volume of rebar and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

The Consolidated Financial Statements of Gerdau S.A. and its subsidiaries (jointly referred to as the “Company”) were approved by the Board of Directors on February 12, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements for the years ended on December 31, 2007 and 2006 were prepared in accordance to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements of the Company have been prepared in accordance with Brazilian accounting practices (BRGAAP), provisions of the Brazilian corporate law and standards established by the Brazilian Securities Commission (CVM) until December 31, 2006 and these practices differ in some aspects from IFRS. When preparing the Consolidated Financial Statements for 2007, the Company adjusted certain accounting, valuation and consolidation criteria used under BRGAAP in order to conform with IFRS. The 2006 comparative data were restated to reflect such adjustments, except for those described in the release from optional and mandatory accounting practices in notes 4.1.2 and 4.1.3. These Consolidated Financial Statements are being presented in accordance with IFRS in line of the Consolidated Financial Statements in accordance with BRGAAP, as permitted by CVM Instruction No. 457 of July 13, 2007.

The reconciliation and description of the effects of transition from accounting practices adopted in Brazil to IFRS, relating to shareholders’ equity, net income and cash flow, are presented in Note 4.

The preparation of the Consolidated Financial Statements in accordance with the IFRS requires management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain non-current assets and financial instruments.

The Company adopted all rules, revision of rules, and interpretations issued by IASB and that are applicable for the year ended on December 31, 2007. The main rules applied when preparing the Consolidated Financial Statements are listed below:

•                  IFRS 1 – First Time Adoption of IFRS

•                  IFRS 2 – Share-based Payment

•                  IFRS 3 – Business Combinations

•                  IFRS 7 – Financial Instruments

•                  IAS 1 – Presentation of Financial Statements

•                  IAS 2 – Inventories

•                  IAS 7 – Cash Flow

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

•                  IAS 12 – Income Taxes

•                  IAS 19 – Employee Benefits

•                  IAS 27 – Consolidated Financial Statements and investments in subsidiaries

•                  IAS 28 – Investments in associates

•                  IAS 31 – Joint Ventures

•                  IAS 32 – Presentation of Financial Instruments

•                  IAS 33 – Earnings per share

•                  IAS 36 – Impairment of Assets

•                  IAS 37 – Provisions and contingencies

•                  IAS 38 – Intangible Assets

•                  IAS 39 – Recognition and Measurement of Financial Instruments

2.2 – Translation of Foreign Currency Balances

a)    Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company’s consolidation and those used as basis for evaluating the investments under the equity method are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, the management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred. The Consolidated Financial Statements are presented in Brazilian reais (R$), which is the functional currency of Gerdau S.A..

b)    Transactions and Balances

The transactions in foreign currency are converted to the functional currency using the exchange rate in effect on the transaction date. The gains and losses resulting from the difference between the conversion of assets and liabilities in foreign currency and at the year-end, and the conversion of the transaction amounts are recognized in the statement of income.

c)    Group Companies

The results of operations and financial position of all subsidiaries included in the consolidated financial statements and investments accounted for under the equity method (none of which are located in hyperinflationary economies) that have the functional currency different from the reporting currency are converted into the reporting currency as shown below:

i)           Assets and liabilities of transactions in foreign currency are converted at the exchange rate in effect at the date of the Consolidated Financial Statements;

ii)       Income and expenses are translated using the average exchange rate for the month; and

iii)   Differences resulting from the conversion of exchange rates are recognized in shareholders’ equity in the account  named “Cumulative translation adjustments”.

2.3 - Financial Assets

a) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus the interest earned.

b) Financial Investments

The Company classifies its short-term investments into the following categories: held to maturity securities, available for sale securities, and trading securities. The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, then they are classified as trading securities. When the purpose is to hold the investment until maturity, then they are classified as held to maturity securities, provided that management has

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

the intention and financial condition to hold the investment until maturity. When the purpose is none of the two options above, investments are classified as available for sale securities.

Held to maturity securities are measured by the acquisition cost plus interest, monetary restatement, and exchange variation, minus the recoverable value, when applicable, incurred up to the Consolidated Financial Statements date.

Securities to be traded are measured by their fair value. Interest, monetary restatement, and exchange variation, when applicable, as well as the variations due to the appraisal of the fair value are recognized in the result when incurred.

Available-for-sale securities are measured by their fair value. Interest, monetary, restatement, and exchange variation, when applicable, are recognized in the income when incurred. The variations between carrying value and market value, except for impairment losses that reduce its recoverable value, are recognized in a specific account of shareholders’ equity when this happens. Gains and losses recorded in the stockholders’ equity are recognized in income for the year when these investments are sold or are considered not recoverable.

c) Trade Accounts Receivable

Trade accounts receivable are stated at values, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers the history of losses, individual situation of each customer and the situation of the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables. Information on the breakdown of accounts receivable in amounts to be paid and past due along with the provision for doubtful accounts are provided in note 6.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment.

They are considered impaired when there is evidence that one or more events occurred after the initial recognition of the financial asset and such event or events had an impact on the estimated future cash flows of the investment.

2.4 – Inventories

Inventories are stated at the lower of net realizable value (estimated sale value in the normal course of business minus estimated cost of sale) and average production or acquisition cost. Provisions for slow-moving or obsolete inventory are recorded when considered necessary by management. The Company determines the cost of its inventory using the absorption method based upon its weighted average cost.

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost and monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated.

 The Company recognizes as part of the acquisition cost of the fixed assets in formation the interest incurred every month on the loans considering the following capitalization criteria: (a) the capitalization period occurs when the fixed asset is under construction and the capitalization of interest is ceased when the fixed asset item is available for its use; (b) interests are capitalized considering the weighted average rate of the current loans on the capitalization date; (c) the interests capitalized every month do not exceed the amount interest expense calculated in the period of capitalization; and (d) the interests capitalized are depreciated considering the same criteria and useful life determined for the fixed asset item to which it was capitalized.

Depreciation is calculated under the straight-line method at rates that take into consideration the estimated useful life of the assets.

Subsequent costs are added to the carrying amount of the property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The carrying amount of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The residual value and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year end.

The carrying amount of property, plant and equipment is written off immediately at their recoverable value when the carrying amount exceeds the recoverable value (note 2.7).

2.6 – Intangible Assets

Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, long-term service contracts for rebar fabrication, contracts and customer relationship, which represent the capacity to add value of acquired companies based on the history of relationship with its customers. Intangible assets are generally amortized taking into consideration their effective use in relation to their defined useful life, or other systematic basis. The carrying amount of intangible assets is written off immediately at their recoverable value  when the carrying amount exceeds the estimated recoverable value (note 2.7).

2.7 – Provision for Recovery of Long-Lived Assets

Management reviews the book value of long-lived assets, especially fixed assets to be held and used in the Company’s operations, in order to determine and assess whenever events or changes in circumstances indicate that the book value of an asset or group of assets cannot be recovered.

Analyses are performed in order to identify circumstances that could require evaluating long-lived assets for recoverability and potential impairment. The assets are grouped and evaluated according to possible deterioration based on expected future discounted cash flows over the estimated remaining life of the assets, whenever new events or circumstances are identified. In this case, a loss would be recognized based on the amount by which the book value exceeds the probable recoverable value of the long-lived asset. The probable recoverable value is determined as the higher of (a) the fair value of the assets minus the estimated costs of sale and (b) the value in use determined by the expected present value of future cash flow of the asset or cash generating unit.

2.8 – Investments

a) Investments in Subsidiaries

The Company classified its investments as investments evaluated by equity method and other investments. Investments are measured and recorded as described in note 3.

The Company fully consolidated the Financial Statements of all its subsidiaries. The Company considers that it has direct or indirect control when it controls a majority of the voting rights in the Shareholders’ Meeting or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other entities established for a specific purpose, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interest in shareholders’ equity and in net income of subsidiaries is reported separately in the consolidated balance sheet and  in the consolidated statement of income, respectively, in the account “Minority Interest”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are measured by the respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The minority interest is presented based on the proportion of the fair value of the assets and liabilities identified.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively. Significant intercompany transactions and balances were eliminated in consolidation. The surplus resulting from the transactions between companies in the Gerdau Group are also annulled.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order to conform the respective accounting practices according to the IFRS applied by the Company.

b) Investments in Jointly-Owned Subsidiaries and Joint Ventures

Jointly-owned subsidiaries and joint ventures are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-owned subsidiaries are recognized under the equity method from the date the joint venture is acquired. According to this method, the investments in jointly-owned subsidiaries are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based by the Company’s share in the earnings and other variations in net assets acquired of these companies. Additionally, the balance of the investments can be reduced due to losses from impairment.

Losses in jointly-owned subsidiaries in excess of the investment made in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of a marketable security over the net fair value of the assets, liabilities and contingent liabilities of the jointly-owned subsidiary on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a reduction in value of the investments.

Gains and losses on transactions with jointly-owned subsidiaries are eliminated proportionately to the Company’s interest, against the financial investment value in these jointly-owned subsidiaries.

c) Investment in Affiliates

An affiliated company is an entity over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but that does not have control or joint control over its policies.

Investments in affiliated companies are recorded under the equity method. According to this method, investments in affiliates are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted in recognition of losses from impairment.

Losses on affiliates in excess of the investment made in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the affiliated company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the financial investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with affiliated companies are eliminated proportionately to the Company’s interest, against the investment in these affiliated companies.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

2.9 Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the financial instrument.

b) Loans and Financing

Loans and financing are stated at contract values plus related charges, including interest and monetary or exchange variations.

When applicable, these are stated at fair value, net of transaction costs incurred and are subsequently measured at the amortized cost using the effective interest rate method.

c) Equity Instruments

An equity instrument is defined as the residual interest in the entity’s assets after deducting its liabilities.

d) Financial Guarantee Contracts

Financial guarantee contracts are initially recognized at fair value and are subsequently measured by at the greater of  liability amount determined in the contract and the amount initially recognized less, where appropriate, cumulative amortization.

2.10 – Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the Financial Statements in the countries where the Company’s subsidiaries and affiliates operate and generate taxable income. Periodically Management assesses the positions it has taken in relation to tax issues that are subject to interpretation and records a provision when income tax and social contribution is expected to be paid.

Deferred income tax and social contribution taxes are recognized over all the differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized if arise at the initial recognition of assets and liabilities in operations that do not affect the tax bases, except in business combination operations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Financial Statements and applicable when the respective income and social contribution taxes are paid.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be a taxable income for which temporary differences can be used and tax losses can be utilized.

2.11 – Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and stock-based payment, as well as other benefits of retirement and termination. The main benefit plans granted to the Company’s employees are described in notes 20 and 26.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plan are recorded based on actuarial calculation performed every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the corresponding costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, the historical experience of costs incurred and the employee contributions.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized in income according to the corridor approach as described in note 20.

2.12 – Other Current and Non Current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable.

2.13 – Related-Party Transactions

Loan agreements between Brazilian companies are adjusted using the weighted average interest rate for market funding. The agreements with foreign companies are adjusted by charges (LIBOR + 3% per year) plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

2.14 – Dividend Payment

Dividend payment is recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The  Gerdau S.A. by laws determine that at least 30% of the annual income, be distributed as dividends; therefore, the Gerdau S.A. records a provision at the closing of the fiscal year for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 – Recognition of Sales

Sales are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales recognized when are known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has the control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, when it is probable that the economic benefits will be received by the Company, and the risks and benefits of the products were fully transferred to the buyer. The freight costs are included in cost of sales.

2.16 – Investments in Environmental Protection

Expenditures related to compliance with environmental regulations are considered as cost of production when they refer to routine or usual expenses or capitalized as incurred, when they refer to long-term projects that will generate return after more than one year.

2.17 – Lease Contracts

Lease contracts under which a relevant portion of the risks and property rights rests with the lessor are classified as operating lease. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 – Use of Estimates

The preparation of Consolidated Financial Statements requires the use of estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates of useful lives of property, plant and equipment (note 10), estimate of the recoverable value of long-lived assets, provisions necessary for contingent liabilities (note 18), determinations of provisions for income taxes (note 9), determination of the fair value of financial instruments (assets and liabilities), and others instruments (note 16). Actual results could differ from those estimates.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

2.19 – Application of Judgment and Critical Accounting Policies when Preparing Consolidated Financial Statements

Critical accounting policies are those that are both (a) important to present of the financial position and results of operations and (b) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant.  Although these estimates and assumptions are reviewed by the Company in the normal course of business, the statement of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities.  Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income taxes arising from temporary differences between the book value of assets and liabilities and their respective tax values. The amount of the deferred income tax asset is revised at each Financial Statement date and reduced by the sum that is no longer realizable based on future taxable income. Deferred income tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

b) Pension and Post-Employment Benefits

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan’s assets, in accordance with the following practices:

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at fair value.

iii)         Past service costs arising from plan adjustments are amortized on a straight-line basis over the remaining service period of active employees at the date of the adjustment

iv)            Net actuarial gain or loss that exceeds 10% of the greater between the benefit obligation value and the fair value of plan assets is amortized over the remaining service period of active employees.

v)                A plan curtailment results from significant changes in the expected service period of active employees. A net curtailment loss is recognized when the event is probable and can be estimated, while a net curtailment gain is deferred until realized.

In accounting for pension and post-employment benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions, expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial consultants also use subjective factors such as withdrawal, turnover, and mortality rates to estimate these factors.  The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a staff of experts to manage all phases of its environmental programs and uses outside experts where needed. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

d) Financial Instruments and Derivatives

The Company values the derivative financial instruments considering quotations obtained from market participants, which are the fair value of the financial instruments on the date of the Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. Nevertheless, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

f) Fair Value of Unquoted Financial Instruments

The Company has entered into financial instruments in connection with some of the acquisitions, which involves commitments to acquire shares from minority shareholders of the acquired companies, or grant of put options to some minority shareholders to sell to the Company their shares. Such financial instrument derivatives are recorded on the Company’s balance sheet in the account “Put Options on Minority Interests” (note 16.f), and the determination of this value involves a series of estimates that can significantly impact the final outcome of such determination. The Company estimates the fair value of the companies whose shares the Company is committed to acquire using EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) multiples of market traded similar companies. The Company believes such criteria are appropriate and in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last years the Company has made some business combinations as described in note 3. According to IFRS 3, the Company should allocate the cost of the purchased entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the purchased entity and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, of valuing these assets and liabilities, and in estimating their remaining useful life. The Company generally engages external appraisal firms to assist in asset and liability valuation, especially when this appraisal requires a high technical qualification. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different than the assets acquired and liabilities assumed.

h) Business Relationship Assessment for Companies Acquired for Full Consolidation Purposes

The Company makes judgments in order to assess the business relation of the company to be acquired when the Company is not the major shareholder with voting rights. Therefore, it takes into consideration the analysis of the main risks and benefits with the purpose of determining if the Company is the primary beneficiary, i.e., if the acquired company is a Special Purpose Entity – SPE as defined by SIC Interpretation 12 Consolidation – Special Purpose Entities of the IASB.

i) Goodwill Impairment Test

Assets that have an indefinite useful life, such as goodwill, are not amortized but are tested annually in order to identify potential impairment trough a methodology known as impairment teste. For goodwill impairment purposes, goodwill must be proportionately allocated to each of the acquirer’s cash-generating units, which are the smallest identifiable group of assets. Goodwill is recognized at cost less cumulative impairment losses.. Goodwill impairment losses are recorded in income for the current year and cannot be reversed in a subsequent period, even though the impairment conditions cease to exist.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

2.20 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IFRIC accounting procedures and interpretations were published and must be adopted beginning from January 1, 2008 and others were applied in 2007. The Company’s assessment of the impact of these new procedures and interpretations is as follows:

a) New IFRS Statements and Interpretations Applied in 2007:

IFRS 7 – Financial Instruments: Disclosures

The IASB issued IFRS 7 in August 2005, which determines additional requirements of disclosures in relation to the relevance of financial instruments and qualitative and quantitative information in relation to the exposure to risks related to these instruments.

This statement succeeds the disclosure requirements set forth both in IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and IAS 32 “Financial Instruments: Disclosure and Presentation” and is effective for annual periods beginning on/or after January 1, 2007.

Management adopted the disclosure requirements which are presented in note 16.

ALTERATIONS IN THE IAS 1 – Presentation of Financial Statements

In August 2005, IASB revised IAS 1, which requires that an entity provides additional qualitative and quantitative information to allow the users of the Financial Statements to assess their objectives, policies, and procedures for capital management. The change is effective for annual periods beginning on/or after January 1, 2007. Management adopted the disclosure requirements.

IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

In November 2005, IFRIC issued Interpretation 7 in order to clarify that the restatements required by IAS 29 should be made retroactively if an economy becomes hyperinflationary during the reporting period. The entity should apply the Interpretation for annual periods beginning on/or after March 1, 2006. The Company did not identify impacts on the disclosure of its Consolidated Financial Statement resulting from the application of this interpretation.

IFRIC 8 – Scope of IFRS 2

In January 2006, IFRIC issued Interpretation 8, which requires that transactions involving the issuance of shares in which the identifiable amounts received are less than the fair value of the shares issued be analyzed to determine whether they are within the scope of IFRS 2. Entities are required to apply this interpretation for annual periods beginning on/or after May 1, 2006. The Company does not believe the application of this Interpretation had a material effect on its consolidated financial statements.

IFRIC 9 – Reassessment of Embedded Derivatives

In March 2006, IFRIC issued Interpretation 9, which concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. The entity should apply this Interpretation for annual periods beginning on/or after June 1, 2006. The Company does not believe the application of this Interpretation had a material effect on its consolidated financial statements.

IFRIC 10 – Interim Financial Reporting and Impairment

In July 2006, IFRIC issued Interpretation 10 to address the apparent conflict in standards on the reversal of impairment losses in interim financial statements. An entity is required to assess goodwill for impairment on any reporting date as well as assess investments in equity instruments and financial assets carried at cost for impairment purposes at each balance sheet date and, if required, recognize impairment losses according to IAS 36 and IAS 39. This Interpretation provides guidance

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

on whether such losses should be reversed at some date. This Interpretation proposes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or investment in an equity instrument or a financial assets carried at cost. An entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards. An entity shall apply this Interpretation for annual periods beginning on/or after November 1, 2006. The Company does not believe the application of this Interpretation had a material effect on its consolidated financial statements.

b) New Statements and Interpretations of IFRS Applicable in 2008 onward:

IAS 23 – Borrowing Costs

In March 2007, IASB issued a revised version of IAS 23, which prescribes the accounting treatment for borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. An entity shall apply this standard for annual periods beginning on/or after January 1, 2009. The Company is currently evaluating the impacts from applying this standard on its consolidated financial statements.

IAS 1 – Presentation of Financial Statements

On 6 September 2007, IASB issued a revised IAS effective for annual periods beginning on or after January 1, 2009. The Company is currently evaluating the impacts from applying this standard on its consolidated financial statements.

IFRS 8 – Operating Segments

In November 2006, IASB issued the IFRS 8, which specifies disclosure requirements for operating segments in the annual financial information and amends IAS 34 “Interim Financial Information”, which requires that an entity reports selected financial information about its operating segments in interim financial information. This statement defines an operating segment as components of an entity about which segregated financial information is made available and is assessed by the person responsible for managing the business with respect to how to allocate resources and evaluate performance. This statement also specifies requirements for disclosures related to products and services, geographical areas, and main customers and is effective for annual periods beginning on/or after January 1, 2009. The Company believes that the adoption of the IFRS 8 will not have significant impacts in the disclosure of its Consolidated Financial Statements.

IFRIC 11 – Group and Treasury Share Transactions

In November 2006, the IFRIC issued Interpretation 11 in order to clarify the computation of certain stock-based payments involving the entity’s own stock (treasury stock) and payments and agreements based on shares involving two or more companies of the same group. This Interpretation clarifies that the payment of transactions based on stock in which the entity receives services in exchange for its own stock should be accounted for as if they were settled in stock. This guidance applies regardless of: (a) whether the entity elects or is required to buy these shares from another party in order to satisfy their obligations to their employees in accordance with the payment-in-stock program, (b) the employees’ rights to the entity’s shares were granted by the entity or its controlling shareholders, or (c) the stock-based payment was settled by the entity or its controlling shareholders. As for the payment of transactions based on stock that involve one or more entities of the same group, this Interpretation determines that in the case of a parent company granting rights to its own stock to employees from subsidiaries, if the stock-based payment is accounted for as if it were paid in stock in the parent company’s Consolidated Financial Statements, then the subsidiary should measure the services received from its employees according to the requirements applicable to the payment of transactions paid in stock with a corresponding increase recognized in shareholders’ equity as a capital contribution from the parent company. In case a subsidiary grants rights to the shares of its parent company to its employees, this Interpretation requires that the subsidiary accounts for this transaction as if it were paid in cash. This requirement applies regardless of how the subsidiary obtains the stock to satisfy the obligation to its employees. The entity should apply this Interpretation to annual periods beginning on/or after March 1, 2007. The Company did not identify impacts resulting from the application of this interpretation on its Consolidated Financial Statements.

IFRIC 12 - Service Concession Arrangements

In November 2006, IFRIC issued Interpretation 12, which provides guidance as to the accounting for service concessions. This Interpretation defines the main principles for recognizing and measuring the obligations and rights related to the

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

service concession contracts and focuses on the following items: (a) treatment of the rights of the operator to the infrastructure, (b) recognition and measurement of the concession values, (c) construction or improvement services, (d) operating services, (e) financing costs, (f) subsequent accounting for financial asset and intangible asset, and (g) items provided by the operator to the concession grantor. The entity should apply this standard to annual periods that begin on/or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its Consolidated Financial Statements.

IFRIC 13 - Customer Loyalty Programs

In July 2007, IFRIC issued Interpretation 13, which addresses how entities should account for loyalty programs to provide their customers with incentives to buy goods or services by providing “award credits” as part of a sales transaction. An entity shall apply this standard for annual periods beginning on or after July 1, 2008. The Company believes that the adoption of this Interpretation does not impact its consolidated financial statements.

IFRIC 14 – IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction

In July 2007, IFRIC issued Interpretation 14, which addresses the measurement of defined benefit assets and the measurement at present value of economic benefits available. An entity shall apply this standard for annual periods beginning on or after January 1, 2008. The Company believes that the adoption of this Interpretation does not impact its consolidated financial statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and the subsidiaries in which it holds controlling interest, and interests in entities in which the Company is considered the primary beneficiary, i.e., holder of benefits and risks (even if the Company does not control a majority of the voting shares).

3.1 - Subsidiaries

The list of the holdings in the consolidated subsidiaries is as follows:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

		Equity Interests
		Total capital (*)		Voting capital
Subsidiaries	Country	2007	2006	2007	2006
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	Brazil	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	—	100.00	—
Gerdau Ameristeel Corporation and subsidiaries(1)	USA/Canada	66.45	66.78	66.45	66.78
Gerdau Açominas S.A. and subsidiaries (2)	Brazil	92.16	89.35	92.16	89.36
Gerdau Aços Longos S.A. and subsidiaries (3)	Brazil	92.16	89.35	92.16	89.36
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00
Paraopeba - Fundo de Investimento Renda Fixa (4)	Brazil	97.00	96.67	97.00	96.67
Corporación Sidenor S.A. and subsidiaries (5)	Spain	40.00	40.00	40.00	40.00
Gerdau América Latina Participações S.A.	Brazil	89.35	89.35	89.36	89.36
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00
Gerdau Aços Especiais S.A.	Brazil	92.16	89.35	92.16	89.36
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	99.99	99.99
Gerdau Hungria Holdings Limited Liability Company	Hungary	98.75	98.75	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	92.16	89.35	92.16	89.36
Aramac S.A. and subsidiaries (7)	Uruguay	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	83.28	83.28	83.28	83.28
Diaco S.A. and subsidiaries (8)	Colombia	57.83	57.74	57.83	57.74
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	—	100.00	—
Seiva S.A. - Florestas e Indústrias	Brazil	97.06	97.06	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguay	99.90	99.90	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (10)	Argentina	92.75	83.77	92.75	83.77
Siderúrgica del Pacífico S.A.	Colombia	98.19	98.64	98.19	98.64
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	—	100.00	—
GTL Financial Corp.	Netherlands	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	BVI	100.00	100.00	100.00	100.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., Ameristeel Bright Bar Inc., Gerdau Ameristeel US Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiaries: Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda. and Florestal Itacambira S.A.

(4) Fixed-income investment fund managed by Banco Gerdau S.A.

(5) Subsidiaries: Sidenor Industrial S.L., Aços Villares S.A., Forjanor S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., and Trefilados de Urbina, S.A.

(6) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., and Matco Instalaciones Ltda.

(7) Subsidiary: GTL Equity Investments Corp.

(8) Subsidiary: Ferrer Ind. Corporation.

(9) Subsidiaries: Siderúrgica Tultitlán, S.A., Ferrotultitlán, S.A., and Arrendadora Valle de México, S.A.A.

(10) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

As result of the option described in note 16.f, the Company recognizes a 80% interest in Corporación Sidenor instead of 40% described in the table above.

3.2 - Jointly-Owned Subsidiaries and Joint Ventures

The list of the holdings in the jointly-owned subsidiaries is as follows:

		Equity Interests
		Total capital (*)		Voting capital
Jointly Owned Subsidiaries	Country	2007	2006	2007	2006
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the joint venture.

The condensed financial information of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, and MRM Guide Rail, accounted for following the equity method of accounting are presented below on a consolidated basis:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Joint Ventures
	North America
	2007	2006
Assets
Current	404,275	443,138
Non-current	316,001	397,504
Total assets	720,276	840,642

Liabilities
Current	139,468	113,582
Non-current	8,493	8,068
Adjusted shareholders’ equity	572,315	718,992
Total liabilities and shareholders’ equity	720,276	840,642

	2007	2006
Statement of income
Net sales revenue	1,864,821	2,127,082
Cost of sales	(1,648,827)	(1,624,078)
Gross profit	215,994	503,004
Sales, general and administrative expenses	(25,528)	(30,346)
Other operating expenses/income	(17,986)	(8,805)
Operating profit (loss)	172,480	463,853
Financial Result	(627)	1,436
Income before taxes	171,853	465,289
Provision for income tax and social contribution	(4,643)	(4,756)
Net profit	167,210	460,533

3.3 - Affiliates

The list of the holdings in the associated companies is as follows:

		Equity Interests
		Total capital (*)		Voting capital
Affiliated Companies	Country	2007	2006	2007	2006
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. e subsidiárias (1)	Dominican Rep.	49.00	—	49.00	—

(1) Subsidiaries: Industrias Nacionales C. por A. (Dominican Rep.), Steelchem Trading Corp., NC Trading, and Industrias Nacionales C. x A., S.A. (Costa Rica).

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associated company.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this affiliate because of the protection rights granted to minority shareholders that prevent the Company from   fully implementing the decisions on conducting of the affiliate’s business.

The condensed financial information of the affiliates Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., and Multisteel Business Holdings Corp. and subsidiaries, accounted for following the equity method, are demonstrated below:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Associated Companies
	2007	2006
Assets
Current	508,736	164,203
Non-current	434,995	265,590
Total assets	943,731	429,793

Liabilities
Current	286,300	73,085
Non-current	214,252	214,306
Shareholders’ equity	443,179	142,402
Total liabilities and shareholders’ equity	943,731	429,793

	2007	2006
Statement of income
Net sales revenue	593,381	119,308
Cost of sales	(465,451)	(84,437)
Gross profit	127,930	34,871
Sales, general and administrative expenses	(47,576)	(8,381)
Other operational expenses/incomes, net	16,233	144
Earning before financial result and taxes	96,587	26,634
Net financial income	(15,484)	(9,869)
Earning before taxes	81,103	16,765
Provision for income tax and social contribution	(13,656)	(6,855)
Net profit	67,447	9,910

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of a subsidiary, jointly-owned subsidiary, or affiliated company at the respective date of acquisition. As described in note 4.1.2 a), the Company applied the rulings of IFRS 3 to the acquisitions that took place after the IFRS transition date and the rulings of IAS 28 for the acquisitions of affiliates. Goodwill amounts corresponding to the acquisitions previous to January 1, 2006 were maintained as presented in the Financial Statements on December 31, 2005 according to BRGAAP, being subject every year to impairment tests since that date.

Goodwill related to investments in foreign companies is reported in the functional of the party acquiring these subsidiaries and converted to Brazilian reais (the Company’s reporting currency) at the exchange rate as of balance sheet date. The exchange rate differences arising from this conversion are recorded under the caption “Cumulative translation adjustments” in shareholders’ equity after the date of transition to IFRS.

Goodwill is recorded as an asset and included in the “Equity investments” and “Goodwill”. The goodwill is  not amortized and subject to impairment tests annually or whenever there are indications  of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and cannot be reversed later.

At the time of selling a subsidiary, jointly-owned subsidiary or affiliated company, goodwill is included in the determination of gain or loss.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

3.5 - Acquisitions of companies (subsidiaries, jointly-owned subsidiaries, and affiliates)

a) Grupo Feld S.A. de C.V. (Gerdau GTL México, S.A, de C.V.)

On March 28, 2007, the Company purchased 100% of Grupo Feld S.A. de C.V., a Mexican Group that owns three companies: Siderúrgica Tultitlán S.A. de C.V. (“Sidertul”), a mini-mill  located in Mexico City that produces 350,000 metric tons of crude steel and 330,000 metric tons of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), a company that sells almost all the production of Sidertul; and Arrendadora Valle de México S.A. de C.V. (“Arrendadora”), a real estate company that owns the land and buildings where Sidertul is located.

The total price paid for this acquisition was US$ 258.8 million (R$ 536.5 million on acquisition date). The Company made a preliminary estimate of the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

	Book value	Acquisition adjustments	Fair value as of acquisition
Net assets (liabilities) acquired
Current assets	90,478	—	90,478
Non-current assets	233,193	—	233,193
Goodwill	—	258,827	258,827
Current liabilities	(43,081)	—	(43,081)
Non-current liabilities	(2,873)	—	(2,873)
	277,717	258,827	536,544

Total purchase price			536,544

Since the information above is only a preliminary estimate of the fair value of the assets acquired and liabilities assumed, changes may take place with respect to the final calculation.

Net income of this entity considered on the consolidated statement of income, from the acquisition date up to December 31, 2007, totals R$ 4,190 and corresponds to the period after the acquisition.

b) Multisteel Business Holdings Corp.

On May 25, 2007, the Company acquired a 30.45% stake in Multisteel Business Holdings Corp., which is the holding of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a rolling mill company with an annual capacity of approximately 350,000 metric tons of rolled steel. This partnership will allow the Company to enter the Caribbean market.

The total value of this investment was US$ 42 million (R$ 82 million on acquisition date) and the Company has preliminarily recorded goodwill of US$ 19.7 million (R$ 38 million on acquisition date). According to the purchase contract, the Company agrees to pay the purchase price contingent on future profits of the investment acquired. These earn-out clauses establish an additional payment if a certain level of EBITDA (defined in the contract) is reached in the next 5 years. This contingent purchase price will be included in goodwill when it is considered as the Company’s liability.

On July 2, 2007 the Company acquired an additional stake of 18.55% in Multisteel Business Holdings Corp, totaling 49% interest after this investment. The total value of this second acquisition was US$ 72 million (R$ 135.2 million on acquisition date) and the Company recorded an additional goodwill of US$ 23.1 million (R$ 43.4 million on acquisition date). This investment is recorded under the equity method.

c) Siderúrgica Zuliana C.A.

On June 18, 2007, the Company purchased 100% of Siderúrgica Zuliana C.A., a Venezuelan steel producer in the city of Ojeda, Venezuela, with an annual production capacity of 300,000 metric tons of crude steel and 200,000 metric tons of rolled steel.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The total value of the acquisition is US$ 92.5 million (R$ 176.2 million on acquisition date). The Company made a preliminary estimate of the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

	Book value	Acquisition adjustments	Fair value as of acquisition

Net assets (liabilities) acquired	23,420	—	23,420
Current assets	54,278	—	54,278
Non-current assets	—	111,934	111,934
Goodwill	(8,971)	—	(8,971)
Current liabilities	(4,476)	—	(4,476)
Non-current liabilities	64,251	111,934	176,185

Price paid at the acquisition			176,185

Since the information above is only a preliminary estimate of the fair value of the assets acquired and liabilities assumed, changes may take place with the final calculation.

The net income of this entity considered on the consolidated statement of income, from the acquisition date up to December 31, 2007, totals R$ 486 and corresponds to the period after the acquisition.

d) Valley Places, Inc.

On June 17, 2007 Pacific Coast Steel (“PCS”), a joint venture in which the Company has a stake of 55%, concluded the acquisition of the assets of Valley Placers, Inc. (“VPI”), a contractor of concrete reinforcing bar in Las Vegas, Nevada, for approximately US$ 8.8 million (R$ 17.1 million on acquisition date) in cash. This acquisition generated goodwill of US$ 2.6 million (R$ 5 million on acquisition date). In addition to its activities as a contractor, VPI operates a steel mill and a business. VPI currently employs more than 110 employees in the field and is specialized in small commercial, retail, and public work projects.

e) SJK Steel Plant Limited

On June 22, 2007 the Company and the Kalyani Group from India signed a joint venture contract for an investment in Tadipatri, India. The joint-venture includes a stake of 45% in SJK Steel Plant Limited, which is a steel producer with two LD converters, a continuous casting machine, and also facilities for the production of pig iron. The contract establishes a shared control and the investments are estimated at US$ 71 million (R$ 125.7 million on December 31, 2007). On December 11, 2007 the Company made an advance payment for the acquisition of this investment in the amount of US$ 20 million (R$ 35.7 million on the dated of payment).

f) D&R Steel, LLC

On August 27, 2007, the subsidiary Gerdau Ameristeel through PCS acquired D&R Steel, LLC, a contractor of concrete reinforcing bar located in Glendale, Arizona for US$ 4.9 million (R$ 9.6 million on acquisition date). As a result of this acquisition, the Company recorded total assets of US$ 3.2 million (R$ 6.3 million on acquisition date), goodwill and intangibles of US$ 3 million (R$ 5.9 million on acquisition date), and liabilities of US$ 1.3 million (R$ 2.6 million on acquisition date).

g) Re-Bars Inc.

On September 14, 2007, the subsidiary Gerdau Ameristeel through PCS acquired Re-Bars Inc., an independent manufacturer of concrete reinforcing steel bar operating in Savannah, Georgia and surrounding areas for US$ 2.9 million (R$ 5.3 million on acquisition date). As a result of this acquisition, the Company recorded total assets of US$ 1 million (R$ 1.8 million on acquisition date), goodwill and intangibles of US$ 1.9 million (R$ 3.5 million on acquisition date), and a liability of US$ 0.1 million (R$ 0.2 million on acquisition date).

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

h) Chaparral Steel Company

On September 14, 2007 the subsidiary Gerdau Ameristeel completed the acquisition of Chaparral Steel Company (“Chaparral”), increasing its product portfolio and incorporating a complete line of structural steels. Chaparral was the second largest producer of structural steel in North America as well as the largest producer of steel bars. Chaparral operates two mini-mill plants: one located in Midlothian, Texas and another in Petersburg, Virginia.

The total acquisition value was US$ 4.2 billion (R$ 7.8 billion on acquisition date) in cash, plus assumption of certain debts of the acquired company. The Company made a preliminary estimate of  the fair value of the assets acquired and liabilities assumed and these assets and liabilities are listed below:

	Book value	Acquisition adjustments	Fair value as of acquisition
Net assets (liabilities) acquired
Cash and cash equivalents	972,453	—	972,453
Trade accounts receivable	339,618	—	339,618
Inventories	396,507	148,196	544,703
Other current assets	91,674	—	91,674
Property, plant and equipment, net	1,028,165	290,315	1,318,480
Intangible Assets	267,305	845,503	1,112,808
Other non-current assets	21,182	—	21,182
Goodwill	156,612	4,919,759	5,076,371
Current liabilities	(517,138)		(517,138)
Other current liabilities	(25,898)	—	(25,898)
Loans	(551,670)		(551,670)
Non-current liabilities	(267,114)	(323,075)	(590,189)
	1,911,696	5,880,698	7,792,394

Total purchase price			7,792,394

Since the acquisition was completed by the end of the third quarter, the Company has not yet concluded the assessment of the fair value of all assets, liabilities and contingent liabilities. Since the information above is only a preliminary estimate of the fair value of the assets acquired and liabilities assumed, changes may take place with the final calculation.

The net income of this entity considered on the consolidated statement of income, from the acquisition date up to December 31, 2007, totals R$ 165,409 and corresponds to the period after the acquisition.

i) Enco Materials  Inc.

On October 1, 2007, the subsidiary Gerdau Ameristeel acquired 100% of Enco Materials Inc., a leader in the commercial construction materials market headquartered in Nashville, Tennessee. Enco Materials Inc. has eight facilities spread across the States of Arkansas, Tennessee, and Georgia. Gerdau Ameristeel acquired Enco for US$ 46.6 million (R$ 84.9 million as of the acquisition date) paid in cash, and assumed certain liabilities of the acquired company. As a result of such acquisition, the Company recorded total assets of US$ 30.6 million (R$ 55.8 million as of the acquisition date), goodwill and intangibles of US$ 28.7 million (R$ 52.3 million as of the acquisition date), and liabilities of US$ 12.7 million (R$ 23.1 million as of the acquisition date).

j) Corsa Controladora, S.A. de C.V.

On October 19 2007, the Company signed a letter of intention to purchase a stake of 49% in the capital of the holding company Corsa Controladora, S.A. de C.V., with headquarters in Mexico City, Mexico. The holding owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors.

Aceros Corsa, located in the city of Tlalnepantla,  in the metropolitan area of Mexico City, is a mini-mill producer of long steels (small merchant bars) with an installed capacity of 150,000 thousand tonnes of crude steel and 300,000 thousand tonnes of rolled products a year.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The amount to be disbursed for this transaction is US$ 100.5 million (R$ 178 million as of December 31, 2007), subject to compliance with certain prior requirements. As such requirements were not fulfilled as of December 31, 2007, no payment has been made up to this date.

k) Trefilados de Urbina, S.A. – Trefusa

On October 19, 2007, the subsidiary Sidenor Industrial acquired Trefilados de Urbina, S.A. – Trefusa for € 18.1 million (R$ 46.5 million as of the acquisition date). Trefusa is a wire drawing mill working with special long steels in Vitória, Spain. As a result of the acquisition, the Company recognized an initial goodwill of € 7.7 million (R$ 19.7 million as of the acquisition date).

l) Quanex Corporation

On November 19, 2007, the Company signed a final agreement to acquire Quanex Corporation, which, through its steel business MacSteel, is the second largest producer of special long steels (Special Bar Quality – SBQ) in the United States and operates three mini mills located in Jackson, Michigan; Monroe, Michigan; and Fort Smith, Arkansas. The company also operates six downstream units Spread across Michigan, Ohio, Indiana and Wisconsin. MacSteel has an installed capacity of 1.2 million tonnes of steel and 1.1 million tonnes of rolled products a year.

The agreement does not include Quanex’s Building Products business, which is a non-siderurgy operation.n Quanex announced the spin-off of this business to its shareholders before the acquisition offer was actually completed.

The amount to be disbursed for this transaction is US$ 1.5 billion (R$ 2.6 billion on December 31, 2007), subject to compliance with certain prior requirements. As such requirements were not fulfilled as of December 31, 2007, no payment was made through that date.

m) Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.

On December 31, 2007, the Company signed a definitive agreement for the exchange of shares whereby the Company becomes the owner of Aplema and tenders in exchange its share in Margusa – Maranhão Gusa S.A.. The exchange of shares was completed with a equivalent value for the Aplema’s shares and Margusa’s shares.

n) Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.

On December 14, 2007 the Company completed the acquisition of all shares of the members of the “Clube dos Empregados da Açominas” (Employees Club) owned by the companies Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A., which were equivalent to 2.89% of the capital of each one of these companies. The total amount for the acquisition was R$ 653,825 and will be paid in 36 equal payments, carrying interest at 102% of the Interbank Deposit Certificate – CDI rate. As a result of this transaction, the Company recorded goodwill of R$ 399,432.

o) GSB Aceros S.L.

In December 2007, the Company concluded the appraisal of the fair value of  the assets and liabilities of GSB Aceros S.L. reversing the goodwill of R$ 129,508 initially recognized, which was based on a preliminary allocation made at the time of the acquisition.

The table below shows the estimated fair value of GSB Aceros’ assets and liabilities as of the acquisition date:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Book value	Acquisition adjustments	Fair value as of acquisition
Net assets (liabilities) acquired
Current assets	301,933	4,516	306,449
Non-current assets	219,911	212,961	432,872
Negative goodwill allocated to the result	—	(27,074)	(27,074)
Current liabilities	(247,819)	—	(247,819)
Non-current liabilities	(89,715)	(60,895)	(150,610)
	184,310	129,508	313,818

Purchase price			313,818

The value of negative goodwill was recognized under the caption “Other operating income (expenses) net” in the consolidated statement of income.

3.6 - Total Purchase Price Considered for the Acquisitions of 2007

Acquired Companies
Chaparral Steel Company	7,792,394
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau
Aços Especiais S.A. e Gerdau Comercial de Aços S.A.	653,825
Grupo Feld S.A. de C.V.	536,544
Multisteel Business Holdings Corp.	217,200
Siderúrgica Zuliana C.A.	176,185
Enco Materials Inc.	84,900
Trefilados de Urbina, S.A. - Trefusa	46,524
Other acquisitions	32,001
Total purchase price	9,539,573
Less: Cash and cash equivalentes of acquired companies	(1,013,842)
8,525,731

3.7 - Pro Forma Consolidated Statement of Income (unaudited)

The pro forma consolidated statement of income shown below shows the effect on the consolidated income if the acquisitions listed in note 3.5 would have occurred on January 1, 2007. The pro forma data may not be an indication of the results that would have been achieved the acquisitions had actually taken place on January 1, 2007.

		NET INCOME OF	CONSOLIDATED
	CONSOLIDATED	NON CONSOLIDATED	STATEMENT OF INCOME
	STATEMENT OF INCOME	ACQUIRED COMPANIES	PRO FORMA
		(UNAUDITED)	(UNAUDITED)
NET SALES REVENUE	30.613.528	2.752.713	33.366.241
Cost of sales	(23.131.527)	(2.127.444)	(25.258.971)
GROSS PROFIT	7.482.001	625.269	8.107.270
Sales, general and administrative expenses	(2.496.592)	(107.703)	(2.604.295)
Other operating (expenses) revenues, net	(171.958)	10.647	(161.311)
OPERATING PROFIT	4.813.451	528.213	5.341.664
Equity method	118.399	—	118.399
INCOME BEFORE FINANCIAL RESULT AND TAXES	4.931.850	528.213	5.460.063
Net financial income	332.569	(271.045)	61.524
INCOME BEFORE TAXES	5.264.419	257.168	5.521.587
Provision for income tax and social contribution	(954.326)	(71.715)	(1.026.041)
NET PROFIT	4.310.093	185.453	4.495.546
ATTRIBUTED TO:
Equity holders of the parent company	3.552.751	125.471	3.678.222
Minority interest	757.342	59.982	817.324
	4.310.093	185.453	4.495.546

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 4 - TRANSITION TO IFRS

4.1 – Basis for Transition to IFRS

4.1.1 – Application of IFRS 1

The Consolidated Financial Statements for the year ended on December 31, 2007 are the first presented in accordance with IFRS. These Consolidated Financial Statements were prepared in accordance with IFRS 1, as described in note 2.1.

The Company prepared its opening balance sheet as of the transition date which is of January 1, 2006. The reference date of these Consolidated Financial Statements is December 31, 2007.

In preparation of the Consolidated Financial Statements on the transition date according with IFRS 1, the Company applied the mandatory exceptions and certain optional exemptions of full retrospective application of the IFRS.

4.1.2 – Exemptions to the Full Retrospective Application Chosen by the Company

The Company adopted the utilization of the following optional exemptions of full retrospective application:

a)             Exemption for business combination: The Company opted to not remeasure the business acquisitions that took place before the IFRS transition date in compliance with IFRS 3; therefore, the goodwill arising from acquisitions before that date was maintained at the amortized net carrying value as of December 31, 2005, determined in accordance with BRGAAP.

b)             Exemption for presenting the fair value of fixed assets as acquisition cost: The Company opted to not remeasure its fixed assets on the transition date at the fair value, and opted to maintain the acquisition cost adopted under BRGAAP as fixed asset amount, monetarily adjusted in accordance with IAS 21 and IAS 29.

c)             Exemption for measuring employee benefits: The Company opted to recognize all actuarial gains and losses arising from employee benefit plan on the IFRS transition date against retained earnings. From that date onward, the Company recognizes the actuarial gains and losses according to the corridor method, i.e., gains and losses will only be recognized  if they exceed 10% of the plan assets or 10% of the projected accumulated employee benefit liability.

d)             Exemption for presenting cummulative translation adjustments: The company opted to present the accumulated effects on the IFRS transition date resulting from the translation of the financial statements of subsidiaries and invested with a functional currency different from the Company’s reporting currency as retained earnings on the opening balance sheet. The Company recognized the translation adjustments directly in a specific shareholders’ equity account as from IFRS transition date.

e)             Exemption related to measurement of the compound financial instruments: The Company does not have compound financial instruments on the IFRS transition date.

f)             Exemption related to the recognition of interests in subsidiaries, jointly-owned subsidiaries, and affiliated companies:  The Company’s subsidiaries, jointly-owned subsidiaries, and affiliates on the transition date do not have Financial Statements under IRFS and, for this reason, the Company opted to adopt the same IFRS transition date for all its subsidiaries, jointly-owned subsidiaries, and affiliated companies.

g)            Exemption related to the classification of financial instruments: The Company opted to classify and assess its financial instruments according to IAS 32 and IAS 39 on the IFRS transition date. Retroactive analyses to the original contracting date of the current financial instruments were not made on the IFRS transition date. All financial instruments contracted after the transition date were analyzed and classified on the contract date of the operations.

h)            Exemption related to the initial measuring of stock-based payments: The Company opted to recognize the accumulated effects of stock-based payments on the IFRS transition date.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

4.1.3 – Exceptions from full retroactive application followed by the Company

Impacts on the Company’s Consolidated Financial Statements due to applying the mandatory exceptions in accordance with IFRS 1 were not identified.

4.2 - Reconciliation between IFRS and BRGAAP

Description of the main differences between IFRS and BRGAAP that affect the Company’s Financial Statements:

a) Proportionate consolidation: in accordance with IFRS, an investor must account for his investment considering the type of joint venture: joint operations, joint assets and jointly-owned entities. The most common type of joint venture is the jointly-owned entity. For such entities, investors include their stake in the investment in their Consolidated Financial Statements, using the equity method or even proportionate consolidation. The Company adopted the equity method for the joint ventures (note 3.2). In investments where a company does not control a majority of the voting shares, an analysis of the main risks and benefits should be done to evaluate if the acquired company is a special purpose entity – (special purpose entity – SPE). In this case, it falls into the concept of subsidiary for full consolidation purposes (note 2.19.h).

According to BRGAAP, jointly-owned entities should be consolidated proportionately. The assets and liabilities, revenues and expenses of the jointly-owned subsidiaries are added to the consolidated accounting balances, proportionately to the stake of the investor in the subsidiaries’ capital stock.

b) Business Combination: in accordance with IFRS, the purchase method is applied. The cost of business combination should be measured at the fair value on the date of acquisition. The acquiring entity should allocate, on the date of combination, the acquisition cost (including the direct costs of the transaction) recognizing acquired assets, and liabilities and contingent liabilities assumed at its fair value, that meet specified criteria, even if some of them have not been previously recognized by the acquired company in its accounting records. Fair value adjustments must be performed within twelve months of the date of combination. When the acquisition cost is higher than the fair value of the interest of the acquiring entity in net assets, liabilities and contingent liabilities of the acquired entity, the acquiring entity records a goodwill arising from the transaction, related to such difference. Goodwill and other intangible assets with an indefinite useful life are not amortized. The recovery value must be evaluated at least once a year and whenever there is an indication that the value of the asset cannot be recovered by the entity. When the recoverable value of the goodwill or of any other asset is less than its carrying amount, an impairment loss must be recorded in the income for the year. If the interest of the acquiring entity  in the fair value of the identifiable assets, liabilities and contingent liabilities is higher than the acquisition cost, the excess (negative goodwill) should be reviewed in order to check whether the fair values attributed to the acquired assets, assumed liabilities and contingent liabilities were adequately identified and valued. If, after such review, it is concluded that a negative goodwill resulted from the transaction, it should be recorded as a gain in income for the year. The minority interest in the net assets acquired must be recorded at its fair value on the date of acquisition in a specific shareholders’ equity account (note 2.8.a).

In accordance with BRGAAP, the following practices must be adopted: goodwill or negative goodwill is calculated by the simple difference between acquisition cost and shareholders’ equity of the acquired entity. The fair value approach is not used. Goodwill can be attributed to: excess of value of the assets (generally fixed assets), which is incorporated into their value and is amortized over the same useful life, future profitability, or other reasons. The goodwill based on future profitability must be amortized according to future income projections over a period of not more than ten years, except when it refers to concession by the public authority, in which case it will be amortized over the concession term. Goodwill which can not be economically supported (“without economic basis”) must be expensed at the time of the purchase and negative goodwill without economic basis must be recorded as a gain only when the investment is written off or discontinued. BRGAAP do not allow transaction costs to be accounted for as part of the acquisition price. Minority interest is recorded at cost.

c) Financial Instruments - financial investments: the financial assets are classified for IFRS purposes as described in note 3b. Financial assets classified as trading and available for sale are measured by their fair value. Options to purchase shares are recognized as indicated in note 2.19.f.

In accordance with BRGAAP, these operations are recorded at cost plus income earned through the date of Financial Statements according to the rates agreed with the financial institutions, not in excess of market value. This criterion differs from fair value accounting. A change in the Brazilian corporate legislation resulted in BRGAAP conforming with IFRS beginning in 2008.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

d) Capitalization of the interest on the fixed assets: As described in note 2.5 for IFRS purposes, the Company includes as part of the cost of fixed assets in construction the interest incurred on the loans considering the weighted average rate of outstanding loans and financing on date of capitalization.

According to BRGAAP for the year 2006, the capitalization of financial costs incurred is recorded during the period of construction as part of the cost of fixed assets only if the loan or financing is directly related to the fixed asset being constructed. Beginning in 2007 the accounting practice is in agreement with that under IFRS.

e) Employee benefits: in accordance with IFRS, any employee benefit plan surpluses must be recorded up to the probable amount of reduction in future contributions of the sponsor to these plans (note 20).

In accordance with BRGAAP, employee benefit plan assets can be recognized only if it is clearly proven that the surplus will be refunded to the sponsor in the future.

f) Loss of economic value of assets (impairment): in accordance with IFRS, there are specific rules for analyzing the recovery of all non-financial assets, except inventories, assets from construction contracts, deferred income tax asset, assets related to employee benefits, among others. On the date of each financial statement, the Company must analyze if there is evidence that the book value of an asset will not be recovered. If such evidence is identified, the entity must estimate the recoverable value of the asset (note 12).

The recoverable value of an asset is the higher value between (a) its fair value minus costs that would be incurred to sell it, and (b) its use value. The use value is equal to the discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of the indication that the book value of the asset will not be recovered, balances of goodwill arising from business combination and intangible assets with an indefinite useful life must be tested for recoverability at least once a year.

When the residual book value of the asset exceeds recoverable value, the entity should record a reduction in the book balance of this asset (impairment or deterioration.)

For assets recorded at cost, the reduction in recoverable value must be recorded in income for the period. For revalued assets, the reduction must be recorded in the revaluation surplus account.

If the recoverable value of an asset is not determined individually, the recoverable value of the cash generating unit to which the asset belongs must be analyzed.

Except for the reduction in goodwill, the reversal of previously recorded losses is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset at the date of reversal, assuming that the reversal has not yet been recorded.

In accordance with BRGAAP rules effective up to December 31, 2007, there is no established methodology to measure the value in use of assets and there is no requirement calculation of discounted cash flows, though permitted. Beginning in 2008 a change in the Brazilian corporate legislation caused BRGAAP regulations to be consistent with IFRS.

g) Deferred charges: in accordance with IFRS, pre-operating costs do not meet the definition of an intangible asset and should be expensed. The costs incurred to obtain an internally generated intangible asset are normally not capitalized.

In accordance with BRGAAP, deferred charges correspond to pre-operating costs and costs incurred with projects in the pre-operating phase which are recorded at cost. Amortizations are calculated under the straight-line method over cost at rates determined based on output of the of projects implemented in relation to their installed capacity.

h) Income and social contribution taxes: according to IFRS, the effects of income tax should be reflected in the Consolidated Financial Statements in the same periods in which the assets and liabilities that generated these effects are accounted for. The differences between the accounting basis (presented in the financial statements) and tax bases (deductible or taxable amount for income tax purposes) of assets and liabilities are classified as temporary differences. Deferred income tax assets should only be recognized only when it is probable that they will be realized against taxable income to be generated in the future. Deferred tax assets and liabilities should always be classified as non-current and should not be discounted (note 9).

According to BRGAAP, deferred tax assets on tax loss carryforward and temporary differences are allowed to the extent that their realization is probable and whenever the following conditions are met: (a) taxable income is reported in at least three of

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

the last five years and, (b) future taxable income is expected based on a feasibility study that shows that the deferred tax assets can be realized within a maximum of 10 years (or shorter period allowed by legislation), considering future income at present value. Deferred tax liabilities are recognized for temporary differences, except when they refer to differences in the value of assets not held for sale. Deferred tax assets and liabilities should be classified as current or non-current based on their estimate of realization.

As shown in note 4.2.1, assets and liabilities recorded in the Consolidated Financial Statements in IFRS have certain differences in comparison to BRGAAP. Deferred income tax and social contribution has been computed over these differences considering the criteria established in note 2.10.

i) Accounting for dividends: according to IFRS, dividends proposed or declared after the balance sheet date but before the authorization for the release of the Financial Statements should not be recognized as liabilities unless they fall into the definition of liabilities at the balance sheet date (note 22e).

According to BRGAAP, at the end of the year a liability should be recorded in the balance sheet for dividends proposed by management that, subsequently to the close of the year, should be submitted to shareholders for approval.

j) Accounting for exchange variation on foreign investments: according to IFRS, exchange variation on foreign investments and shareholders’ equity of the consolidated with a functional currency different from the functional currency of the parent company should be recognized directly in shareholders’ equity in a specific account called ‘cumulative translation adjustments’.

According to BRGAAP, this variation should be included in income as Equity in Subsidiaries. A change in Brazilian corporate legislation resulted in BRGAAP conforming with IFRS beginning in 2008.

k) Tax incentives: according to IFRS, tax incentives received by the Company fall into the concept of revenues since they are cash inflows in the normal course of business that result in an increase in shareholders’ equity. Therefore, these tax incentives are classified as revenues.

According to BRGAAP rules effective up to December 31, 2007, some types of tax incentives granted by the government should be accounted for as a capital reserve, directly in shareholders’ equity. A change in Brazilian corporate legislation resulted in BRGAAP conforming with IFRS beginning in 2008.

l) Stock-based payment: according to IFRS, there are specific rules to account for operations that will be settled through the delivery of (a) stock, stock options, or other equity  instruments to third parties, that  are entity’s employees or not; or (b) cash or other assets (note 26).

All transactions that involve stock-based payments are classified as assets or expenditure according to their nature. Transactions related to payments made through the issue of shares or other equity instruments are recorded at the fair value of the products or services received at the same date the entity recognizes these products or services. If the fair value of the respective products or services cannot be reliably estimated, the entity shall use the fair value of the related financial instruments that have been delivered. Transactions paid in cash shall be recorded at the value of the obligation corresponding to the payment in question. After being initially recognized, the recorded amounts of transactions that will be settled through the issue of shares or other equity instruments are not adjusted. The amounts of obligations arising out of transactions that will be paid in cash shall be adjusted on the date of each financial statement prior to the initial entry, until the date of payment. Adjustments to the value of the obligation shall be classified as gains or losses in the statement of income (note 26).

According to BRGAAP, there are no specific rules to account for stock-based payments, which are recorded in the statement of income following the cash basis. Certain information has to be provided in relation to stock-based payments to employees.

m) Cash flow statement and statement of sources and applications of funds and statement of added value: according to IFRS, a cash flow statement is required from all entities, and IFRS has no concept equivalent to the statement of changes in financial position and statement of added value.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

According to BRGAAP rules effective up to December 31, 2007, the cash flow statement is not obligatory; it can be presented as additional information. Brazilian regulations are less detailed than IFRS. On the other hand, the presentation of the statement of changes in financial position obligatory, so as to show variations in working capital. A change in the Brazilian corporate legislation effective in 2008 results in the cash flow statement being mandatory and eliminated the need to prepare the statement of changes in financial position. Another change in the Brazilian corporate legislation that is effect on January 1, 2008 is that it is the presentation of the statement of added value is mandatory.

n) Provision of information per segment: according to IFRS, publicly traded companies are required to present information per business segment. Business segment is a differentiated component of a company that offers specific products and services or a group or products and services that are subject to different risks and returns from other business segments. Geographic segment is a differentiated component of a company that offers specific products and services or a group or products and services that are subject to different risks and returns from other market environments. An entity must provide segment information in two formats: primary segment and secondary segment. The origin and nature of a company’s risks and returns must determine whether the primary segment is “business” or “geographic”, taking into account the importance of these segments in relation to the risk and return of the company. The internal organizational and management of a company, as well as its financial reporting systems, should normally be used to determine its primary and/or secondary segments. A business or geographic segment must be disclosed if the majority of the recorded revenues has derived from sales to external customers and represents at least 10% of total revenues, both internal and external, of all segments; or 10% of the combined revenue of all segments; or 10% of the total assets of all segments. Information shall be provided on additional segments if the total external revenues attributable to the segments on which information has been provided account for less than 75% of total consolidated or company’s revenues. Information per segment shall be prepared in accordance with the accounting practices adopted in the preparation and presentation of the Company’s Financial Statements. The disclosure of information for the primary segment shall be more detailed than for the secondary segment. The following principal information shall be provided for each primary segment: revenue (external and segment), net income, total assets, total liabilities, total acquisitions of permanent assets, depreciation and amortization in the period, and total expenditure not involving cash disbursements. In the case of the secondary segment, the information to be provided generally includes total revenues, assets and acquisitions of permanent assets and does not include the net income of the segment. A reconciliation of information per segment and the aggregate information included in the Financial Statements shall also be disclosed (note 27).

According to BRGAAP, there are no specific rules for the presentation of information per segment. The disclosure is encouraged by the regulator of the Brazilian stock market, but there are no specific regulations.

o) Earnings per share: according to IFRS, publicly traded entities shall disclose basic and diluted earnings per share (note 23).

Basic earnings per share are calculated by dividing the net income for the year attributed to shareholders by the weighted average of outstanding shares during the year, including the issue of subscription warrants.

An entity shall calculate diluted earnings per share taking into account the net income attributable to shareholders and the weighted average of outstanding shares, plus effects of all potential shares. All instruments and contracts that can result in the issue of shares are considered to be potential shares.

Comparative figures shall be adjusted to reflect capitalizations, issue of subscription warrants or stock splits. If these alterations occur after the date of the balance sheet but before the authorization for the issuance of Financial Statements, then the calculation per stock of these or any Financial Statements for previous periods shall be based on the new number of shares.

According to BRGAAP, earnings per share are calculated by dividing the net income for the year by the number of outstanding shares at the end of the year. The concept of diluted earnings per share does not exist. The prior periods’ figures must not be adjusted for stock splits or reverse stock splits or similar transactions.

p) Reclassifications: the main reclassifications made in the Consolidated Financial Statements in compliance with IFRS are as follows:

• escrow deposits were included in non-current assets

• sales freight was reclassified as cost of sales.

• non-operating income (expense) was reclassified as operating income (expense).

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

4.2.1 – Reconciliation of the Company’s Consolidated balance sheet on IFRS transition date – January 1, 2006

		IFRS
	BR GAAP	Adjustments	Note 4.2	IFRS
CURRENT ASSETS
Cash and cash equivalents	1,185,495	42,205	a, c	1,227,700
Short-term investments
Held for trading	4,279,199	(115,482)	a, c	4,163,717
Trade accounts receivable	2,059,806	(120,466)	a	1,939,340
Inventories	4,018,629	(106,623)	a	3,912,006
Tax credits	199,764	(5,708)	a	194,056
Deferred income taxes	151,678	(151,678)	a, h	—
Prepaid expenses	92,828	(13,598)	a	79,230
Other current assets	141,779	(2,176)	a	139,603
	12,129,178	(473,526)		11,655,652

NON CURRENT ASSETS
Tax credits	242,792	(1,732)	a	241,060
Deferred income taxes	442,076	342,679	a, h	784,755
Unrealized gains on derivatives	—	5,461	c	5,461
Prepaid expenses	34,051	(227)	a	33,824
Judicial deposits	42,674	105,237	p	147,911
Other non-current assets	121,205	(477)	a, c	120,728
Prepaid pension cost	—	242,176	e	242,176
Equity investments	—	445,575	a	445,575
Other investments	38,088	(17,074)		21,014
Goodwill	74,580	(43,284)	f	31,296
Property, plant and equipment, net	8,693,501	(161,917)	a, d	8,531,584
Deferred	61,041	(61,041)	a, g	—
	9,750,008	855,376		10,605,384

TOTAL ASSETS	21,879,186	381,850		22,261,036

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

		IFRS
	BRGAAP	Adjustments	Note 4.2	IFRS
CURRENT LIABILITIES
Trade accounts payable	1,675,464	(69,402)	a	1,606,062
Short-term debt	1,327,248	(33,334)	a, c	1,293,914
Debentures	2,719	—		2,719
Taxes payable	306,067	(7,839)	a	298,228
Deferred income taxes	86,879	(86,879)	a, h	—
Payroll and related liabilities	268,898	(8,599)	a	260,299
Dividends payable	208,774	—		208,774
Unrealized losses on derivatives	—	15,884	c	15,884
Other current liabilities	313,059	(11,748)	a, c	301,311
	4,189,108	(201,917)		3,987,191

NON CURRENT LIABILITIES
Long-term debt	5,352,420	(99,667)	a, c	5,252,753
Debentures	969,043	—		969,043
Deferred income taxes	525,428	235,500	a, h	760,928
Unrealized losses on derivatives	—	2,737	c	2,737
Provision for contingencies	192,194	105,237	p	297,431
Employee benefits	263,778	236,423	e	500,201
Other non-current liabilities	246,695	(78,395)	a, c	168,300
	7,549,558	401,835		7,951,393

SHAREHOLDERS’ EQUITY
Capital stock	5,206,969	—		5,206,969
Treasury stocks	(60,254)	—		(60,254)
Legal reserve	465,063	—		465,063
Retained earnings	2,430,408	193,099	k	2,623,507
	8,042,186	193,099		8,235,285

MINORITY INTEREST	2,098,334	(11,167)		2,087,167

SHAREHOLDERS’ EQUITY INCLUDING MONIRITY INTEREST	10,140,520	181,932		10,322,452

TOTAL LIABILITIES	21,879,186	381,850		22,261,036

GERDAU S.A.

RECONCILIATION OF SHAREHOLDERS EQUITY BETWEEN BR GAAP AND IFRS AS OF JANUARY 1st, 2006

Shareholders Equity - BR GAAP (excluding minority interest)	Note 4.2	8,042,186
IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	d	85,478
Reversal of deferred charges, net	g	(36,627)
Blast furnance maintanence provision adjustment	d	42,238
Employee benefits adjustment, net	e	11,038
Deferred income tax	h	98,526
Amortization and impairment of goodwill, net	f	(43,284)
Options to purchase shares	c	4,004
Other adjustments, net		20,559
		181,932

Minority interest adjustments effects		11,167

Shareholders Equity - IFRS (excluding minority interest)		8,235,285

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

4.2.2 – Reconciliation of the Consolidated Financial Statements for the last year presented under BRGAAP – December 31, 2006

		IFRS
	BR GAAP	Adjustments	Note 4.2	IFRS
CURRENT ASSETS
Cash and cash equivalents	703,233	367,291	a, c	1,070,524
Short-term investments
Held for trading	5,263,590	(514,190)	a, c	4,749,400
Available for sale	—	263,893	c	263,893
Held to maturity	—	295,472	c	295,472
Trade accounts receivable	2,504,993	337,575	a	2,842,568
Inventories	4,645,052	407,813	a	5,052,865
Tax credits	515,782	11,638	a	527,420
Deferred income taxes	145,917	(145,917)	a, h	—
Prepaid expenses	90,481	(6,467)	a	84,014
Unrealized gains on derivatives	—	5,687	c	5,687
Other current assets	184,609	7,504	a, c	192,113
	14,053,657	1,030,299		15,083,956

NON CURRENT ASSETS
Tax credits	355,074	94,516	a	449,590
Deferred income taxes	634,056	281,709	a, h	915,765
Unrealized gains on derivatives	—	14,160	c	14,160
Prepaid expenses	74,842	(18,272)	a	56,570
Judicial deposits	51,846	116,299	a, p	168,145
Other non-current assets	121,785	136,115	a, c	257,900
Prepaid pension cost	—	311,740	e	311,740
Equity investments	—	450,080	a	450,080
Other investments	37,783	(6,195)	a	31,588
Goodwill	326,090	111,748	b, f	437,838
Intangible	30,246	15,135	a	45,381
Property, plant and equipment, net	11,183,651	2,189,892	a,b,d	13,373,543
Deferred	60,513	(60,513)	a, g	—
	12,875,886	3,636,414		16,512,300

TOTAL ASSETS	26,929,543	4,666,713		31,596,256

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

		IFRS
	BRGAAP	Adjustments	Note 4.2	IFRS
CURRENT LIABILITIES
Trade accounts payable	2,060,250	353,699	a	2,413,949
Short-term debt	1,959,650	314,873	a, c	2,274,523
Debentures	1,173	1,759	a	2,932
Taxes payable	420,328	45,396	a	465,724
Deferred income taxes	86,673	(86,673)	a, h	—
Payroll and related liabilities	352,819	26,482	a	379,301
Dividends payable	259,454	(73,996)	i	185,458
Unrealized losses on derivatives	—	2,690	c	2,690
Other current liabilities	356,347	110,496	a, c	466,843
	5,496,694	694,726		6,191,420

NON CURRENT LIABILITIES
Long-term debt	6,347,033	324,423	a, c	6,671,456
Debentures	758,024	171,000	a	929,024
Deferred income taxes	641,952	832,979	a, h	1,474,931
Unrealized losses on derivatives	—	22,425	c	22,425
Provision for contingencies	244,900	157,895	a, p	402,795
Employee benefits	413,993	294,323	e	708,316
Put options on minority interest	—	547,953	a	547,953
Other non-current liabilities	295,834	163,886	a, c	459,720
	8,701,736	2,514,884		11,216,620

SHAREHOLDERS’ EQUITY
Capital stock	7,810,453	—		7,810,453
Treasury stock	(109,609)	—		(109,609)
Legal reserve	159,109	—		159,109
Retained earnings	2,104,685	925,774	k	3,030,459
Cumulative translation adjustment	—	(259,130)	j	(259,130)
	9,964,638	666,644		10,631,282

MINORITY INTEREST	2,766,475	790,459		3,556,934

SHAREHOLDERS’ EQUITY INCLUDING MONIRITY INTEREST	12,731,113	1,457,103		14,188,216

TOTAL LIABILITIES	26,929,543	4,666,713		31,596,256

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

STATEMENT OF INCOME

		IFRS
	BRGAAP	Adjustments	Note 4.2	IFRS

SALES	27,510,940	1,336,487		28,847,427
Taxes on sales	(2,442,602)	(170,263)	a, k	(2,612,865)
Freights	(1,201,337)	1,201,337	a, p	—
Discounts	(350,241)	(410)	a	(350,651)
NET SALES	23,516,760	2,367,151		25,883,911
Cost of sales	(17,020,825)	(2,018,441)	a, p	(19,039,266)
GROSS PROFIT	6,495,935	348,710		6,844,645
Sales expenses	(516,927)	(40,118)	a	(557,045)
General and administrative expenses	(1,657,596)	(127,269)	a	(1,784,865)
Other operating income (expenses), net	(19,972)	(16,191)	a, b	(36,163)
OPERATING INCOME	4,301,440	165,132		4,466,572
Equity in earnings of unconsolidated companies, net	(244,804)	488,354	a, j	243,550
INCOME BEFORE FINANCIAL RESULT AND TAXES	4,056,636	653,486		4,710,122
Financial income	881,723	155,961	a, c	1,037,684
Financial expenses	(559,988)	(37,404)	a, c	(597,392)
Non operating income	(67,153)	67,153	a, p	—
INCOME BEFORE TAXES	4,311,218	839,196		5,150,414
Provision for Income Tax
Current	(907,604)	1,307	h	(906,297)
Deferred	88,675	(71,314)	h	17,361
	(818,929)	(70,007)		(888,936)
NET INCOME	3,492,289	769,189		4,261,478
ATTRIBUTED TO:
Equity holders of the parent company	2,880,922	666,012		3,546,934
Minority interests	611,367	103,177		714,544
	3,492,289	769,189		4,261,478

STATEMENT OF CASH-FLOWS

		IFRS
	BR GAAP	ADJUSTMENTS	IFRS

Cash flows from operating activities
Net income (including minority interest)	3,492,289	769,189	4,261,478
Adjustments to reconcile net income to cash flows from operating activities:	1,169,516	(1,280,967)	(111,451)

Changes in assets and liabilities:	(719,393)	(1,008,064)	(1,727,457)

Net cash provided by operating activities	3,942,412	(1,519,842)	2,422,570

Cash flows from investing activities
Additions to property, plant and equipment	(2,286,382)	(87,126)	(2,373,508)
Payment for acquisitions	(937,904)	268,301	(669,603)
Interest received	—	752,424	752,424
Net cash used in investing activities	(3,224,286)	933,599	(2,290,687)

Cash flows from financing activities
Cash dividends and interest on equity paid	(1,070,197)	—	(1,070,197)
Debt issuance	4,607,269	(476)	4,606,793
Repayment of debt	(3,594,922)	(34,833)	(3,629,755)
Increase in capital	58,094	(58,094)	—
Net related party debt loans and repayments	(42,598)	(6,544)	(49,142)
Net cash used in financing activities	(42,354)	(99,947)	(142,301)

Effect of exchange rate changes on cash	(173,641)	26,883	(146,758)

Increase (decrease) in cash and cash equivalents	502,131	(659,307)	(157,176)
Cash and cash equivalents at beginning of period	5,464,692	(4,236,992)	1,227,700
Cash and cash equivalents at end of period	5,966,823	(4,896,299)	1,070,524

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

RECONCILIATION OF SHAREHOLDERS EQUITY BETWEEN BR GAAP AND IFRS AS OF DECEMBER 31st, 2006

	Note 4.2
Shareholders Equity - BR GAAP (excluding minority interest)		9,964,638
IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	d	98,002
Reversal of deferred charges, net	g	(44,691)
Minority interest on aquisition of subsidiaries	b	767,823
Employee benefits adjustment, net	e	109,889
Minority interest adjustments due to changes on consolidation criteria	b	833,909
Amortization and impairment of goodwill, net	f	79,626
Options to purchase shares	c	324,509
Non approved dividends adjustment	i	73,996
Other adjustments		21,691
		2,264,754
Minority interest adjustments effects		(1,598,110)
Shareholders Equity - IFRS (excluding minority)		10,631,282

RECONCILIATION OF NET INCOME BETWEEN BRGAAP AND IFRS AS OF DECEMBER 31st,  2006

	Note 4.2
NET INCOME - BR GAAP		3,492,289
IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	d	12,525
Reversal of deferred charges, net	g	(8,064)
Blast furnance maintanence provision adjustment	d	(42,238)
Employee benefits adjustment, net	e	98,854
Minorities interest adjustments due to changes on consolidation criteria	b	330,383
Present value on deferred income tax	h	(98,526)
Amortization and impairment of goodwill, net	b, f	94,472
Options to purchase shares	c	125,669
Foreign exchange gains and losses, net	j	266,433
Other adjustments, net		(10,319)
		769,189
NET INCOME - IFRS		4,261,478

NOTE 5 - CASH AND CASH EQUIVALENTS

	2007	2006
Cash	355,650	248,244
Restricted cash	796	28,778
Banks and short-term investments	1,669,650	793,502
Cash and cash equivalents	2,026,096	1,070,524

NOTE 6 - TRADE ACCOUNTS RECEIVABLE

	2007	2006
Trade accounts receivable - in Brazil	1,163,417	902,885
Trade accounts receivable - exports from Brazil	406,160	411,749
Customer accounts receivable - foreign subsidiaries	1,653,895	1,600,305
(-) Provision for credit risk	(51,156)	(72,371)
	3,172,316	2,842,568

The Company’s maximum exposure to doubtful accounts is the fair value of the accounts receivable listed above.

The credit risk of accounts receivable results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyze the financial position of its customers, establishing a credit limit, and constantly monitoring their balances. The provision for credit risk calculated

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

based on a risk assessment, which considers the history of losses, individual situation of each customer and the economic group to which they belong, collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	2007	2006
Amounts to mature	2,798,225	2,163,315
Past due amounts:
Up to 30 days	330,709	612,094
From 31 to 60 days	49,792	62,252
From 61 to 90 days	12,798	12,966
From 91 to 180 days	12,674	13,249
From 181 to 360 days	7,859	8,861
Above 360 days	11,415	42,202
(-) Provision for credit risk	(51,156)	(72,371)
	3,172,316	2,842,568

The changes in the provision for credit risks are demonstrated below:

Balance on January 1, 2006	80,764
Accrued during the period	19,441
Credits recovered in the period	(2,850)
Credits written-off	(21,868)
Exchange variation	(4,572)
Acquisitions	1,456
Balance on December 31, 2006	72,371
Accrued during the period	34,399
Credits recovered in the period	(2,607)
Credits written-off	(52,559)
Exchange variation	(2,934)
Acquisitions	2,486
Balance on December 31, 2007	51,156

NOTE 7 - INVENTORIES

	2007	2006
Finished products	2,274,955	1,913,288
Products in progress	1,357,559	1,148,443
Raw materials	1,280,241	1,110,749
Warehouse materials	883,002	678,807
Advances to suppliers	73,353	68,542
Imports in progress	228,418	178,638
(-) Provision for obsolescence and market value adjustment	(40,867)	(45,602)
	6,056,661	5,052,865

The changes in the provision for obsolescence and adjustment to the fair value are shown below:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Balance on January 01, 2006	(39,857)
Exchange variation	2,838
Write-offs inventories	29,627
Provision for the period	(38,210)
Balance on December 31, 2006	(45,602)
Exchange variation	4,151
Write-offs inventories	11,501
Provision for the period	(10,917)
Balance on December 31, 2007	(40,867)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

During the year ended on December 31, 2007, the amount of R$ 23,131,527 was recognized as cost of sales and shipping (R$ 19,039,266 on December 31, 2006).

NOTE 8 - TAX CREDITS

	2007	2006
Short-term
ICMS - Value-Added Tax on Sales and Services	154,386	118,028
COFINS - Tax for Social Security Financing	95,963	48,374
PIS - Employees’ Profit Participation Program	19,477	125,673
IPI - Excise tax	63,671	20,000
IRRF - Income and Tax Withholdings Return and other	192,245	184,784
IVA - Value-Added Tax	52,977	18,381
Other	19,598	12,180
	598,317	527,420

Long-term
ICMS - Value-Added Tax on Sales and Services	184,551	173,395
PIS - Employees’ Profit Participation Program	23,946	33,024
COFINS - Tax for Social Security Financing	109,032	75,221
IPI - Excise tax	7,968	4,878
IRRF - Income and Tax Withholdings Return	269,397	163,072
	594,894	449,590
	1,193,211	977,010

The estimate of realization of the non current tax credits is as follows:

2009	310,488
2010	138,620
2011	92,540
After 2011	53,246
594,894

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 9 - INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a) Reconciliation of the income tax (IR) and social contribution (CS) on net income expense:

	2007			2006
	IR	CS	Total	IR	CS	Total
Income before income taxes	5,264,419	5,264,419	5,264,419	5,150,414	5,150,414	5,150,414
Standard rates of tax	25%	9%	34%	25%	9%	34%
Expenses for income tax and social contribution at statutory rates	(1,316,105)	(473,798)	(1,789,903)	(1,287,604)	(463,537)	(1,751,141)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(148,080)	206,081	58,001	55,472	198,985	254,457
- Equity in earnings of unconsolidated companies	29,600	10,656	40,256	60,888	21,920	82,808
- Interest on own capital	140,290	45,411	185,701	120,601	43,416	164,017
- Tax incentives	50,379	—	50,379	34,588	—	34,588
- Deductible goodwill tax accounted in the statutory books	206,448	74,321	280,769	205,910	74,128	280,038
- Other non taxable income (deductible expenses), net	192,496	27,975	220,471	30,793	15,504	46,297
Income tax and social contribution on net income	(844,972)	(109,354)	(954,326)	(779,352)	(109,584)	(888,936)

Current			(872,315)			(906,297)
Deferred charges			(82,011)			17,361

The differences between the tax bases of the assets and liabilities included in the financial statements prepared in accordance with IFRS have been recognized as temporary differences for purposes of deferred taxes and recorded as expense (or income) in the statement of income.

The Company’s subsidiaries in Brazil received R$ 22,960 as of December 31, 2007 (R$ 34,588 as of December 31, 2006) of tax incentives in the form of income tax reduction, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A. located in the northeast region of Brazil, will receive until 2013 a 75% reduction in income tax on operating profit, which is calculated on the profit from the exploration of those facilities and represented R$ 27,418 as of December 31, 2007 (R$ 41,896 as of December 31, 2206). The respective tax incentives were recorded and directly affected the income tax accounts on the statement of income.

b) Deferred income and social contribution taxes at statutory rates:

	Balance on	Company	Recognized	Exchange	Balance on
	January 1st, 2006	acquisition	in income	variation	December 31, 2006
Non-current Assets

Tax loss carryforwards - IR	253,114	47,740	(204,751)	(2,936)	93,167
Tax loss - carryforwards - CS	5,804	—	(1,455)	—	4,349
Provision for contingencies	78,929	1,930	19,868	—	100,727
Benefits granted to employees	177,903	—	16,560	(1,405)	193,058
Investment credits	—	—	33,843	—	33,843
Other	151,812	118,216	32,341	(2,133)	300,236
Amortized goodwill	12,710	—	3,631	—	16,341
Property, plant and equipment	—	3,674	3,242	—	6,916
Provision for losses	104,483	—	62,645	—	167,128

Total	784,755	171,560	(34,076)	(6,474)	915,765

Non-current liabilities

Property, plant and equipment	521,209	753,877	(61,618)	17,472	1,230,940
Amortized negative goodwill	64,969	—	629	—	65,598
Benefits granted to employees	81,523	—	21,917	—	103,440
Inflation/foreign exchange effect	82,671	—	(10,468)	—	72,203
Other	2,392	2,255	(1,897)	—	2,750

Total	752,764	756,132	(51,437)	17,472	1,474,931

Total net	31,991	(584,572)	17,361	(23,946)	(559,166)

Effect in income of the year			17,361

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Balance on	Company	Recognized	Exchange	Balance on
	December 31, 2006	acquisition	in income	variation	December 31, 2007
Non-current Assets

Tax loss carryforwards - IR	93,167	—	55,369	(14,613)	133,923
Tax loss - carryforwards - CS	4,349	—	14,774	—	19,123
Provision for contingencies	100,727	—	28,235	—	128,962
Benefits granted to employees	193,058	557	10,988	(22,545)	182,058
Investment credits	33,843	—	(33,843)	—	—
Other	300,236	(121,630)	185,221	(41,466)	322,361
Amortized goodwill	16,341	—	830	—	17,171
Property, plant and equipment	6,916	—	(6,916)	—	—
Provision for losses	167,128	9,707	(46,582)	—	130,253

Total	915,765	(111,366)	208,076	(78,624)	933,851

Non-current liabilities

Property, plant and equipment	1,230,940	715,151	84,096	(164,398)	1,865,789
Amortized negative goodwill	65,598	—	2,128	—	67,726
Benefits granted to employees	103,440	—	37,722	—	141,162
Inflation/foreign exchange effect	72,203	—	98,393	—	170,596
Other	2,750	—	67,748	—	70,498

Total	1,474,931	715,151	290,087	(164,398)	2,315,771

Total net	(559,166)	(826,517)	(82,011)	85,774	(1,381,920)

Effect in income of the year			(82,011)

The tax credits arising from tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider the historical profitability of the Company and its subsidiaries and the expectation of continuous profitability and estimated the recovery of credits over a period not exceeding ten years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

c) Unrecognized tax assets

As of December 31, 2007 the Company has total tax losses from its operations in Brazil of R$ 255,115 from income tax (R$ 339,619 as of December 31, 2006) and R$ 214,251 from social contribution (R$ 281,382 as of December 31, 2006), representing a deferred tax asset of R$ 67,188 (R$ 110,231 on December 31, 2006). The Company believes that the amounts will be realized based on the combination of future taxable income, except for an amount of R$ 76,925 (R$ 76,925 on December 31, 2006) due to the lack of an opportunity to use tax losses in one of its subsidiaries. These tax losses can be carried forward indefinitely.

As of December 31, 2007 Gerdau Ameristeel recognized a deferred tax asset in the amount of R$ 98,850 (R$ 100,247 on December 31, 2006) with respect to tax losses. Gerdau Ameristeel has tax losses not from capital loss in the amount of R$ 142,767 (R$ 172,964 on December 31, 2006) for Canadian tax purposes, which expire between 2008 and 2027. Gerdau Ameristeel also has net operating losses of approximately R$ 872,897 for North American tax purposes (R$ 198,406 on December 31, 2006), which expire between 2010 and 2027. The Company believes that the net deferred tax asset of its Canadian operations, which on December 31, 2007 totaled R$ 18,953 (R$ 27,580 on December 31, 2006), will be realized based on the combination of future taxable income and various tax planning strategies that will be implemented, if necessary. During 2007 Gerdau Ameristeel recorded a reduction on deferred tax assets of R$ 3,011 (R$ 7,633 on December 31, 2006) due to certain state tax assets arising from tax losses and recycling credits. The Company believes that the realization of these deferred tax assets in not probable.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

		Machines,	Furniture				Fixed assets
	Lands and	equipment, and	and		Data electronic		under
	buildings	installations	appliances	Vehicles	equipment	Foresting/reforesting	construction	Total
Gross cost of the property, plant, and equipment
Balance on January 1, 2006	3,306,151	8,291,907	125,690	70,244	346,484	250,520	1,865,089	14,256,085
Foreign exchange effect	(61,469)	(278,721)	(5,183)	(2,042)	(3,545)	—	(27,330)	(378,290)
Acquisitions/sales of companies	656,213	2,949,574	12,476	14,278	45,200	—	145,473	3,823,214
Addition	74,765	403,525	30,162	11,777	15,514	69,963	1,805,212	2,410,918
Transfers	224,409	720,680	6,593	25,343	49,658	—	(1,026,683)	—
Disposal	(9,235)	(162,922)	(7,086)	(2,882)	(6,041)	(2,765)	(24,294)	(215,225)
Balance on December 31, 2006	4,190,834	11,924,043	162,652	116,718	447,270	317,718	2,737,467	19,896,702

Foreign exchange effect	(151,071)	(631,799)	(14,393)	(8,181)	(6,962)	—	(68,415)	(880,821)
Acquisitions/sales of companies	357,507	963,668	539	3,502	17,098	(26,342)	128,122	1,444,094
Addition	230,362	717,627	21,203	21,606	41,539	137,684	1,980,073	3,150,094
Transfers	120,045	2,080,857	14,089	1,939	66,295	—	(2,283,225)	—
Disposal	(17,217)	(298,808)	(7,110)	(3,601)	(12,047)	(21,222)	(121,666)	(481,671)
Balance on December 31, 2007	4,730,460	14,755,588	176,980	131,983	553,193	407,838	2,372,356	23,128,398

Accumulated depreciation

Balance on January 1, 2006	(1,172,667)	(4,154,700)	(78,971)	(42,548)	(222,580)	(59,523)	—	(5,730,989)
Foreign exchange effect	11,645	124,669	3,168	324	528	—	—	140,334
Acquisitions/sales of companies	—	(70,561)	—	—	—	—	—	(70,561)
Depreciation, amortization and depletion	(127,002)	(820,094)	(12,751)	(12,501)	(55,712)	(14,892)	—	(1,042,952)
Transfers	(3,750)	2,614	487	620	29	—	—	—
Disposal	1,907	167,509	2,023	1,880	5,367	2,323	—	181,009
Balance on December 31, 2006	(1,289,867)	(4,750,563)	(86,044)	(52,225)	(272,368)	(72,092)	—	(6,523,159)

Foreign exchange effect	15,660	176,843	6,512	2,956	11,822	—	—	213,793
Aquisições/alienações de empresas	2,334	13,014	283	209	218	2,689	—	18,747
Depreciation, amortization and depletion	(153,278)	(997,880)	(16,563)	(19,084)	(89,023)	(19,271)	—	(1,295,099)
Transfers	3,599	9,332	(12,673)	(1,962)	1,704	—	—	—
Disposal	7,089	246,433	4,237	2,387	10,818	14,300	—	285,264
Balance on December 31, 2007	(1,414,463)	(5,302,821)	(104,248)	(67,719)	(336,829)	(74,374)	—	(7,300,454)

Net property, plant and equipment
Balance on January 1, 2006	2,133,484	4,137,207	46,719	27,696	123,904	190,997	1,865,089	8,525,096
Balance on December 31, 2006	2,900,967	7,173,480	76,608	64,493	174,902	245,626	2,737,467	13,373,543
Balance on December 31, 2007	3,315,997	9,452,767	72,732	64,264	216,364	333,464	2,372,356	15,827,944

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of
property, plant and
equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and appliances	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts - property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The plants of the North and Latin American subsidiaries (except Brazil) and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated

c) Capitalized interest and financial charges - financial charges were capitalized during 2007 totaled R$ 115,308 (R$ 105,078 for the year ended December 31, 2006).

d) Guarantees - fixed assets were pledged as collateral for loans and financing in the amount of R$ 1,869,540 as of December 31, 2007 (R$ 1,401,276 as of December 31, 2006).

NOTE 11 - INVESTMENTS

a) Investments Evaluated by Equity in Earnings of Unconsolidated Companies

	Dona Francisca		Armacero	Joint Ventures	Grupo Multisteel Business
	Energética S.A.		Ind. Com. Ltda.	North America	Holdings Corp.
	Investment	Goodwill	Investment	Investment	Investment	Goodwill	Total
Balance on January 01, 2006	58,778	17,074	10,566	359,157	—	—	445,575
Equity in earnings of unconsolidated companies	7,015	—	(1,866)	234,866	—	—	240,015
Exchange variation	—	—	(983)	(17,358)	—	—	(18,341)
Dividends	—	—	—	(217,169)	—	—	(217,169)
Balance on December 31, 2006	65,793	17,074	7,717	359,496	—	—	450,080
Equity in earnings of unconsolidated companies	8,793	—	(1,279)	92,550	25,676	—	125,740
Exchange variation	—	—	(318)	(55,930)	(9,206)	(5,116)	(70,570)
Dividends	—	—	—	(109,959)	—	—	(109,959)
Acquisition of investment	—	—	—	—	136,233	81,588	217,821
Balance on December 31, 2007	74,586	17,074	6,120	286,157	152,703	76,472	613,112

b) Other Investments

		Eletrobrás
		Centrais
		Elétricas
	MRS Logística S.A.	Brasileiras S.A.	Others
	Investment	Investment	Investment	Total
Balance on January 01, 2006	4,772	—	16,242	21,014
Equity in earnings of unconsolidated companies	—	—	3,535	3,535
Acquisition/disposal of investment	—	—	7,039	7,039
Balance on December 31, 2006	4,772	—	26,816	31,588
Equity in earnings of unconsolidated companies	—	—	(7,341)	(7,341)
Acquisition/disposal of investment	—	13,851	(4,345)	9,506
Balance on December 31, 2007	4,772	13,851	15,130	33,753

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated

NOTE 12 - GOODWILL

The changes in the Company’s goodwill and its subsidiaries are as follows:

Balance on January 1st, 2006	31,296
(-) Foreign exchange variation	(16,566)
(+) Corporación Sidenor, S.A.	8,642
(+) Sheffield Steel Corporation	140,889
(+) Pacific Coast Steel, Inc.	144,069
(+) GSB Acero, S.A.	129,508
Balance on December 31, 2006	437,838
(-) Foreign exchange variation	(231,613)
(+) Gerdau GTL Mexico, S.A. de C.V.	258,827
(+) Valley Placers, Inc.	5,015
(+) Siderúrgica Zuliana, C.A.	111,934
(+) D&R Steel, LLC	5,229
(+) Re-Bars Inc.	2,039
(+) Chaparral Steel Company	5,076,371
(+) Gerdau Açominas S.A.	170,129
(+) Gerdau Aços Longos S.A.	167,726
(+) Gerdau Aços Especiais S.A.	34,209
(+) Gerdau Comercial de Aços S.A.	27,368
(+) Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.	53,965
(+) Trefilados de Urbina, S.A. - Trefusa	19,672
(+) Enco Materials Inc.	45,276
(-) Corporación Sidenor, S.A.	(11,081)
(-) GSB Acero, S.A.	(129,508)
Balance on December 31,2007	6,043,396

Goodwill by subsidiaries:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated

	2007	2006
Sipar Gerdau Inversiones S.A.	20,008	24,150
Distribuidora Matco S.A.	4,334	4,894
Corporación Sidenor, S.A.	—	11,081
Sheffield Steel Corporation	114,058	132,555
Pacific Coast Steel, Inc.	117,151	135,650
GSB Acero, S.A.	—	129,508
Gerdau GTL Mexico, S.A. de C.V.	228,724	—
Valley Placers, Inc.	4,664	—
Siderúrgica Zuliana, C.A.	104,094	—
D&R Steel, LLC	4,752	—
Re-Bars Inc.	1,898	—
Chaparral Steel Company	4,926,315	—
Gerdau Açominas S.A.	170,129	—
Gerdau Aços Longos S.A.	167,726	—
Gerdau Aços Especiais S.A.	34,209	—
Gerdau Comercial de Aços S.A.	27,368	—
Aplema Comércio de Produtos Agroflorestais e Empreendimentos Ltda.	53,965	—
Trefilados de Urbina, S.A. - Trefusa	19,997	—
Enco Materials Inc.	44,004	—
	6,043,396	437,838

Goodwill impairment assessment

The Company evaluates every year the recoverability of the goodwill on the investments and uses common market practices to do so, especially in relation to the cash flow discounted from its units that have allocated goodwill. The recoverability of the goodwill was evaluated for the current year and no loss by impairment was identified for the Company’s goodwill.

NOTE 13 - INTANGIBLE ASSETS

Intangible assets refer basically to goodwill resulting from acquisition of companies:

		Corporación
		Sidenor, S.A.	Chaparral
	Pacific Coast Steel Inc.	Carbon Emission	Steel Company	Enco Materials Inc.
	Trade Fund	Reduction Certificates	Trade Fund	Trade Fund	Other	Total
Balance on January 01, 2006	—	—	—	—	—	—
Acquisition	17,322	18,648	—	—	9,411	45,381
Balance on December 31, 2006	17,322	18,648	—	—	9,411	45,381
Exchange variation	(2,646)	(1,666)	(39,983)	43	(488)	(44,740)
Acquisition	1,628	5,472	1,112,808	14,917	4,156	1,138,981
Disposal	(831)	(15,890)	—	—	(264)	(16,985)
Amortization	(2,684)	—	(42,514)	(991)	(2,733)	(48,922)
Balance on December 31, 2007	12,789	6,564	1,030,311	13,969	10,082	1,073,715
Estimated useful lives	5 years	Undetermined	15 years	5 years	5 years

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated

NOTE 14 – LOANS AND FINANCING

The obligations from loans and financing are represented as follows:

	Annual
	charges (*)	2007	2006
Short term financing in reals
Working capital	9.50%	534,718	73,583
Short term financing in foreign currency
Working capital (US$)	7.33%	508,510	358,190
Working capital (€)	5.15%	156,894	414,385
Working capital (Clp$)	5.77%	29,523	23,573
Working capital (Cop$)	8.23%	13,428	9,166
Working capital (PA$)	12.21%	54,113	47,378
Investment financing (US$)	5.83%	72,935	114,703
Financing of fixed assets and other (US$)	8.23%	1,787	61,943
		1,371,908	1,102,921
Plus current portion of long-term loans and financing		1,129,077	1,171,602
Short term financing plus current portion of long-term loans and financing		2,500,985	2,274,523

Long-term financing in reals
Working capital	10.32%	105,345	108,037
Financing of fixed assets	10.32%	1,412,516	707,155
Investment inancing	11.61%	744,325	898,082
Long-term financing in foreign currency
Working capital (US$)	7.77%	395,548	214,828
Working capital (€)	5.15%	702,379	706,672
Bearer bonds guaranted (Perpetual Notes and Senior Notes) (US$)	9.75%	1,772,751	2,137,224
Açominas Exports Notes (US$)		—	435,900
Advances of exports (US$)	6.60%	508,687	662,060
Investment financing (US$)	6.80%	6,400,934	131,768
Financing of fixed assets and others (US$)	7.48%	1,547,720	1,841,332
		13,590,205	7,843,058
Less: current portion		(1,129,077)	(1,171,602)
Long term financing minus current portion		12,461,128	6,671,456
Total financing		14,962,113	8,945,979

(*) Weighted average rate as of December 31, 2007

Loans and financing denominated in Brazilian reais are indexed to the TJLP (Long-term Interest Rate), established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES (National Bank for Economic and Social Development), or to the IGP-M (General Market Price Index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	2007	2006
Real (R$)	2,796,904	1,786,857
U.S. Dollar (US$)	11,208,872	5,957,948
Euros (€)	859,273	1,121,057
Colombian Peso (Cop$)	13,428	9,166
Argentine Peso (PA$)	54,113	47,378
Chilean Peso (Clp$)	29,523	23,573
	14,962,113	8,945,979

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Maturity of long-term loans:

2009	1,352,796
2010	1,011,722
2011	2,782,039
2012	2,758,588
After 2012	4,555,983
12,461,128

a) Guaranteed Perpetual Notes and Senior Notes

Gerdau S.A. concluded the private issue of Guaranteed Perpetual Notes (Notes) on September 15, 2005 in the total amount of US$ 600 million (R$ 1,062,780 in 2007). These Notes are guaranteed by the Brazilian operating companies Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. The Notes have no maturity but may become due in certain specific circumstances (as defined in the terms of the Notes), which are not under total control of the Company. The Company has the option of redeeming these Notes after 5 years of their issue, the first option for redemption therefore being in September 2010. Interest is payable quarterly and each quarterly payment date after September 2010 is also a redemption option date.

The subsidiary Gerdau Ameristeel Corporation has a private issue of Senior Unsecured Notes in the amount of US$ 405 million (R$ 717,376 in 2007), at the cost of 10.375% per year with a maturity date in 2011.

b) Bridge Loan Facility and Term Loan Facility (Financing of Investment)

On September 14, 2007, the subsidiary Gerdau Ameristeel Corp. financed the acquisition of Chaparral Steel Company with a Bridge Loan Facility in the amount of US$ 1.15 billion (R$ 2,036,995 as of December 31, 2007) and with a Term Loan Facility in the amount of US$ 2.75 billion (R$ 4,871,075 in 2007).

The Bridge Loan Facility was completely paid off. The Term Loan Facility has installments due between 5 and 6 years from the acquisition closing and is subject to Libor + between 1% and 1.25%.

The Bridge Loan Facility and the Term Loan Facility are not collateralized by assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and its Brazilian operating subsidiaries (Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., and Gerdau Comercial de Aços S.A.) have guaranteed  the liabilities with respect to both credit lines.

c) Ten-Year Bonds (Investment Financing)

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the placement of Ten-Year Bonds in the total in the amount of US$ 1 billion (R$ 1,771,300 in 2007). Such Bonds, which mature on October 20, 2017, are subject to interest of 7.25% p.y., payable semi-annually in the months of April and October, beginning April 2008, and guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A.

d) Guarantees

The loans contracted under the FINAME/BNDES program, totaling R$ 1,405,517 on the date of the Financial Statements are guaranteed by the financed assets. Other loans are guaranteed by the controlling shareholders’ collateral signatures, on which the Company pays a rate of 1% per year.

e) Covenants

As a way of monitoring the financial condition of the Company, the banks involved in the financing agreements use restrictive covenants, as described below:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization)

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Net Income before Interest, Taxes, Depreciation and Amortization).

III) Required Minimum Net Worth - measures the minimum net worth required in financing agreements.

IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

All the covenants mentioned above are calculated based on the Consolidated Financial Statements in IFRS of Gerdau S.A., except for item IV, which refers to Metalúrgica Gerdau S.A., and have been complied with. Pursuant to the agreements, the penalty for non-compliance with such covenants is the possibility of a default statement by the banks and acceleration of maturity of loans.

f) Credit Lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from the BNDES (National Bank for Economic and Social Development) in the amount of R$ 900,000 for the purchase of equipment and for expenses. The funds are provided as the subsidiaries implement their investment plans and submit proof of expenditures to BNDES. As of December 31, 2007, R$ 535,422 of this credit line had been drawn down. The contracted interest rate was TJLP (Long-term interest rate) + 2.5% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A.

In August 2006, the subsidiary Gerdau Açominas S.A. obtained an approval from the BNDES for a loan of R$ 344,749 for increasing the production capacity of liquid steel at the unit in Ouro Branco, Minas Gerais state, from the present 3 million metric tons a year to 4.5 million metric tons a year by making investments in a new coke plant, new sintering facilities, and a new blast furnace, as well as for implementing social projects to be carried out by the company itself or in partnership with public or private institutions that are directly involved in the local community. The contracted interest rate was TJLP (Long-term interest rate) + 2% per year. The contracts are guaranteed by Indac – Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A. As of December 31, 2007, all of this credit line had been drawn down.

In November 2006, Gerdau S.A. closed a Senior Liquidity Facility operation in order provide the management of its liabilities with one more tool that will make it possible to better administrate short-term risks. The operation contributed to reduce the Company’s level of exposure in the case of liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 708,520 as of December 31, 2007) and the borrower will be the subsidiary GTL Trade Finance Inc., with the following companies as guarantee: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. The program has a 3-year cash period with two years for payment beginning from when each disbursement is made. The costs are a Facility Fee of 0.27% per year and interest of Libor + 0.30% to 0.40% per year in the case of disbursement. No amounts have been withdrawn against this credit line as of December, 31 2007.

The subsidiary Gerdau Açominas S.A. has the following credit lines:

•                  US$ 267 million (R$ 472,937 at December 31, 2007) with a group of banks led by Citibank, N.A, Tokyo Branch, whose credit insurance was given by Nippon Export and Investment Insurance (NEXI) and guarantee by Gerdau S.A. The operation has a term of ten years, of which two are the grace period and the remaining eight for payment. The contracted interest rate was LIBOR + 0.3% per year (equivalent to an all-in cost of 7.27% per year on the contracting date). As of December 31, 2007, all of the amounts under the credit line had been drawn down. The resources are being used to finance part of the project to increase the production capacity to 4.5 million metric tons, including the following sub-projects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbogenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

Together with the contracting of this line of credit, Gerdau performed a swap operation for protection against foreign exchange exposure of the Japanese yen against the US dollar (note 16).

•                  US$ 69 million (R$ 122,220 as of December 31, 2007) from Export Development Canada, whose credit insurance was given by KfW and backed by Gerdau S.A. The operation has a term of six years, of which two are the grace period and the remaining four for payment. The operation had an all-in cost of 7.22% p.a. from contract date. As of December 31, 2007, the outstanding balance of this operation was US$ 38 million (R$ 67,309 on December 31, 2007) The funds are being used to finance part of the Continuous Casting of Blooms project.

•                  US$ 201 million (R$ 356,031 as of December 31, 2007) from BNP Paribas (50%) and the Industrial and Commercial Bank of China - ICBC (50%), whose credit insurance was given by China Export & Credit Insurance

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Company (Sinosure) and guarantee by Gerdau S. A. The operation has a term of twelve years, for which three are the grace period and the remaining nine for payment. The operation had an all-in cost of 6.97% p.a. from contract date. As of December 31, 2007, US$ 164 million (R$ 290,493) of this credit line had been drawn down. The funds are being used to finance 85% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant.

Together with the contracting of this line of credit, Gerdau entered into a commercial loan operation for the total of US$ 50 million (R$ 88,565 as of December 31, 2007) with BNP Paribas. This line has already been fully used. The funds were used to finance 15% of the costs of new Blast Furnaces, Coke Plant, and sintering facilities at the Ouro Branco Plant as well as 100% of the Sinosure credit insurance associated with the projects.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,151,345 as of December 31, 2007) falling due in October 2010, which can be drawn in U.S. dollars (LIBOR + 1% to 2% per year or US Prime/FED Funds + -0.5% to +0.5% per year) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus 1% to 2% per year, or Canadian Prime plus 0% to 1% per year). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. No amounts have been withdrawn against this credit line as of December 31, 2007. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

In November 2006, the subsidiary Gerdau Ameristeel US Inc. obtained a credit line from KfW in the amount of US$ 75 million (R$ 132,848 as of December 31, 2007) with a maturity in November 2008. The contracted interest rate for ECA Loans was Libor plus 0.3% to 0.6% per year and for Commercial Loans it was Libor plus 1.6% to 2.2% per year. As of December 31, 2007, US$ 15 million (R$ 26,570) of this credit line had been drawn down. The funds will be used to finance the acquisitions of fixed assets. The equipment to be financed will be given as guarantee for this line.

The subsidiary Gerdau Aza S.A. has a line of credit of Clp$ 48.4 billion (R$ 172,256 as of December 31, 2007), bearing interest of 6.96% per year. This line was not being used as of December 31, 2007.

NOTE 15 - DEBENTURES

	General	Quantity
Series	Meeting	Issued on	At treasury	Maturity	Annual charges	2007	2006
3rd - A and B	27/05/1982	144,000	76,769	01/06/2011	CDI	165,970	123,538
7th	14/07/1982	68,400	17,424	01/07/2012	CDI	152,606	38,743
8th	11/11/1982	179,964	48,068	02/05/2013	CDI	257,961	235,660
9th	10/06/1983	125,640	41,434	01/09/2014	CDI	252,086	164,983
11th - A and B	29/06/1990	150,000	103,787	01/06/2020	CDI	131,147	98,006
Total Company						959,770	660,930

Aços Villares S.A.	01/9/2005	28,500	—	01/09/2010	104,5% DI	308,028	287,932
Debentures held by consolidated subsidiaries						(326,522)	(16,906)
Consolidated Total						941,276	931,956
Consolidated Short term portion						38,125	2,932
Consolidated Long term portion						903,151	929,024

Maturities of long-term amounts are as follows:

	2007	2006
2010	269,903	132,438
2011	165,970	147,262
2012	152,606	45,791
After 2012	314,671	603,533
	903,150	929,024

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Debentures issued by Gerdau S.A.

The debentures are denominated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (interbank deposit rate). The nominal annual interest rate was 11.82% and 15.03% in 2007 and 2006, respectively.

Debentures issued by Aços Villares S.A.

The debentures of Aços Villares S.A. are registered, single series, unsecured, and not convertible into shares. A total of 28,500 debentures were issued and placed on the market, with a face value of R$ 10, totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. They pay interest equivalent to 104.5% of the DI (interbank deposit) rate on a quarterly basis. The principal will be paid in eight equal, quarterly and consecutive installments, beginning on December 1, 2008.

NOTE 16 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of:

• Cash and Cash Equivalents - are presented in no. 5.

• Trade Accounts Receivable - are presented in no. 6.

• Short-Term Investments - are recorded at their redemption value as of the date of the Consolidated Financial Statement date

• Transactions with Related Parties – are described in no. 19.

• Loans and Financing - are presented in note 14.

• Debentures - are presented in note 15.

b) Fair value - the fair value of the financial instruments are as follows:

	2007		2006
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	2,026,096	2,026,096	1,070,524	1,070,524
Short-term investments	3,113,277	3,113,277	5,308,765	5,308,765
Trade accounts receivable	3,172,316	3,172,316	2,842,568	2,842,568
Securitization financing	—	—	435,900	435,900
Import financing	1,541,315	1,541,315	1,876,310	1,876,310
Pre-payment financing	460,074	460,074	603,436	603,436
Bank notes financing	716,792	757,850	854,471	956,136
Treasury stock	106,667	258,067	109,609	178,158
Perpetual notes	1,064,876	1,107,534	1,289,830	1,374,200
Other loans and financings	11,179,056	11,179,056	3,886,032	3,886,032
Debentures	941,276	941,276	931,956	931,956
Related parties (assets)	17,100	17,100	2,747	2,747
Related parties (liabilities)	563	563	2,585	2,585
Unrealized gains on derivatives	1,567	1,567	19,847	19,847
Unrealized losses on derivatives	18,070	18,070	25,115	25,115
Dividends payable	392	392	185,458	185,458
Other accounts receivable	511,848	511,848	447,266	447,266
Other accounts payable	857,665	857,665	923,978	923,978
Stock based payments (liabilities) (note 26)	—	33,445	—	23,909
Put options on minority interest (note 16.f)	889,440	471,477	547,953	547,953

The Company and its subsidiaries believe that the other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk: this risk is related to the possibility of changes in prices of the products sold by the subsidiaries or in prices of raw materials and other inputs used in the production process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials.  In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applicable to the assets/investments and liabilities of the Company and its subsidiaries.  In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have alternated between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiated their contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency.  Along with accounts receivable originating from exports from Brazil and the investments abroad which are a natural hedge, the Company and its subsidiaries also use hedging instruments, usually swap contracts, as described in item “a” above, to manage the effects of these exchange fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

Capital management risk: this risk comes from the Company’s choice of adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between financial debts and own capital (shareholders’ equity, retained earnings and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology was used in the last 5 years to prepare strategic maps with objectives and indicators of the main processes. The KPI’s (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/EBITDA, Interest Coverage Ratio, and Indebtedness/Shareholders’ Equity Ratio. The Total Debt is composed of the Loans and Financing (note 14) and by the Debentures (note 15). The Company can change its capital structure depending on economic and financial conditions in order to optimize its financial leverage and its debt administration. At the same time, the company seeks to improve its ROCE (Return on Capital Employed) by implementing working capital management and an efficient program of investments in fixed assets. In the last years, the key indicators of the capital structure management process were as follows:

WACC	between 12% to 13% a year
Gross Debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 7 times
Debt/Shareholders’ Equity Ratio	between 25%-75% and 50%-50%

Foreign currency sensitivity analysis:

The Company is exposed to variations in foreign currency, especially in the loans and financings. The sensitivity analysis made by the company considers the effects of an increase or of a reduction of 0.1% between the Brazilian Real and the foreign currencies on these loans and financings outstanding as of the year-end date are denominated. The impact calculated considering this variation on the exchange rate totals R$ 12,165 on December 31, 2007 (R$ 7,159 on December 31, 2006).

The net amounts of accounts receivable and accounts payable denominated in foreign currency do not present relevant risks of impacts from the oscillation of the exchange rate.

Interest rate sensitivity analysis:

The Company is exposed to risks from the interest rates on their loans, financing, and debentures. The interest rate sensitivity analysis considers the effects of an increase or a reduction of 0.1% on the loans, financing, and debentures outstanding as of the date of the Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 59,419 on December 31, 2007 (R$ 37,400 on December 31, 2006).

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

d) Financial Instruments per Category

Summary of the financial instruments per category:

December 31, 2007

Assets:	Loans and receivables	Assets at market value with gains and losses recognized in the income	Available for sale	Total
Short-term investments	—	2,836,903	276,374	3,113,277
Derivative financial instruments	—	1,567	—	1,567
Accounts receivable and other receivables	3,700,701	—	—	3,700,701
Cash and cash equivalents	2,026,096	—	—	2,026,096
Total	5,726,797	2,838,470	276,374	8,841,641

Liabilities	Liabilities at market value with gains and losses recognized in the income	Other financial liabilities	Total
Loans and financings	—	16,868,676	16,868,676
Derivative financial instruments	18,070	—	18,070
Total	18,070	16,868,676	16,886,746

December 31, 2006

Assets:	Loans and receivables	Assets at market value with gains and losses recognized in the income	Available for sale	Total
Short-term investments	295,472	4,749,400	263,893	5,308,765
Derivative financial instruments	—	19,847	—	19,847
Accounts receivable and other receivables	3,292,581	—	—	3,292,581
Cash and cash equivalents	1,070,524	—	—	1,070,524
Total	4,658,577	4,769,247	263,893	9,691,717

Liabilities	Liabilities at market value with gains and losses recognized in the income	Other financial liabilities	Total
Loans and financings	—	11,099,565	11,099,565
Derivative financial instruments	25,115	—	25,115
Total	25,115	11,099,565	11,124,680

All derivative financial instruments are interest rate swaps and have been recorded at fair value and realized and unrealized losses are presented in “Net gains (losses) on derivatives” in the consolidated statement of income.

e) Operations with derivative financial instruments

Derivative financial instruments include interest rate swap agreements entered into by the companies operating in Brazil, mainly for exchanging variable-rate debt based on the CDI (interbank deposit rate) denominated in Brazilian reais for fixed-rate

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

debt based on the Brazilian reference rate, swapping fixed interest rate debts in US dollars for variable rate debts based on the Japanese Libor, as well as a reverse swap in which the Company receives a variable rate  based on the Japanese Libor and pays a fixed interest rate in US dollars.

Gerdau Açominas S.A. entered into interest rate swap contracts whereby it receives a variable interest rate based on Libor and pays a fixed interest rate in US dollars. These contracts have a nominal value of R$ 847,329 and a maturity date between June 15, 2010 and November 30, 2011. The fair value of these contracts, which represents the amount that would be received if the contracts were finalized on December 31, 2007, is a net loss of R$ 5,897 (a net gain of R$ 10,318 as of December 31, 2006).

Gerdau Açominas S.A. also entered into a reverse swap contract whereby it receives a fixed interest rate in US dollars and pays a variable interest rate based on Jibor in Japanese yens with a nominal value of R$ 472,937. This swaps mature on March 24, 2016. The fair value of this contract, which represents the amount that would be received if the contract was finalized on December 31, 2007, is a net gain of R$ 1,543 (a net loss of R$ 17,880 as of December 31, 2006).

Gerdau Açominas S.A. also entered into a swap contract whereby it receives a variable interest rate based on Jibor in Japanese yens and pays a fixed interest rate in US dollars with a nominal value of R$ 488,707. This swap’s maturity date is March 31, 2015. The fair value of this contract, which represents the amount that would be received if the contract were finalized on December 31, 2007, is a loss of R$ 859 (gain of R$ 3,842 as of December 31, 2006).

For Gerdau Aços Longos S.A. there was no swap outstanding as of December 31, 2007. The nominal value of these contracts was R$ 195,001 as of December 31, 2006. There are no unrealized gains or losses as of December 31, 2007 and unrealized gains totaled R$ 597 as of December 31, 2006.

For GTL Equity Investments Corp. there was no swap or put option on currency exchange pending as of December 31, 2007. The nominal value of these contracts was R$ 69,709 as of December 31, 2006. There are no unrealized gains or losses as of December 31, 2007 and unrealized gains totaled R$ 5,482 as of December 31, 2006.

The Company granted stock options to the minority shareholders of Sipar Aceros S.A. as part of the agreement to acquire that company, whereby such shareholders can sell their shares in Sipar Aceros S.A. and the settlement can be done (at the Company’s or the shareholders’ discretion, depending on the agreement) in cash or Gerdau shares. These options were exercised in the last quarter of 2007, resulting in a payment made by the Company in the amount of US$ 11.1 million (R$ 19.9 million as of the payment date) and represent an increase of 9% in  Sipar Aceros S.A.’s stake. The Company also has a commitment to purchase an additional stake in Diaco S.A., which can be settled, at the discretion of the other party, in cash or Gerdau shares, recorded at estimated fair value in the amount of R$ 151,903, recorded in “Other accounts receivable” in non-current assets (R$ 132,907 as of December 31, 2006).

Empresa Siderúrgica del Peru S.A.A. – Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on the 3-month Libor and pays a fixed interest rate in US dollars. This contract has a nominal value of R$ 132,848 and a maturity date of April 30, 2014. The fair value of this contract, which represents the settlement amount if the contract were finalized on December 31, 2007, is a loss of R$ 2,531.

In order to reduce the exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swap contracts subsequent to the refinancing of its debt. These contracts have a notional value of R$ 354,260 and mature on July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on Libor. The fair value of the interest rate contract, which represents the amount that would be paid if the contract were finalized on December 31, 2007, is a loss of R$ 8,580 (a loss of R$ 7,248 as of December 31, 2006).

f) Options on minority interest in consolidated subsidiaries

On January 10, 2006 the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor, purchased simultaneously 40% and 20% of Sidenor, respectively. The acquisition price of 100% of Sidenor consists of a fixed installment of  € 443,820,000 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in in Sidenor was

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

€165,828,000 (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company 5 years after the purchase at a fixed price with a fixed interest rate and Sidenor has the right of preference to purchase these shares. Additionally it may at any moment during the period of the put option validity to require that the Santander Group exercises the put option in anticipation of its expiration date. Furthermore, the Company consented to guarantee to pay to the Santander Group an agreed amount (the same as the fixed price of the put option mentioned above plus interest accrued using the same fixed interest rate) at any moment up to 6 years after exercising the option in the event that Santander Group has not sold the shares acquired up to this date. In this case, if the Santander Group requires payment of the guarantee, the Company has the right to acquire Sidenor’s shares or to indicate a third-party to acquire the shares. The amount received for the sale of shares and dividends paid by Sidenor to the Santander Group should be reimbursed to the Company. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on minority interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date 80% of Sidenor as its investment. As of December 31, 2007 this potential commitment totaled R$ 471,477 (R$ 547,953 on December 31, 2006).

During 2007, the subsidiary Gerdau Aços Especiais S.A. entered into a contract with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder (together with other third-parties) of the indirect subsidiary Aços Villares S.A. (“Villares”). This contract gives BNDESPAR the option to sell to the Company its stake of 28.8% in Villares for a certain price. This price was determined to be the higher of (a) the bid price included in the tender offer for the acquisition of Sidenor that took place last year plus TJLP interest + 4% p.a., minus some dividend paid by Villares capitalized at the same interest, or (b) the tender offer price per share  divided by 130% of the price of Gerdau S.A. shares, which results in a total quantity of options for BNDESPAR. At the end of the fifth year of the contract, BNDESPAR has the higher of the options (a) and (b) above. Between the fifth and seventh year, the option is still open, but the price is only that described in item (a) above. On December 31, 2007 the value of this put option is zero, since the value of the shares held by the bank is higher than the option’s value. According to IAS regulation 32 (Presentation of Financial Instruments), the Company reclassified the exercise price of the put option from “Minority interests” to a non-current liability under  “Put options on minority interest”, even when the shares held by the bank have a value that is higher than the exercise price of the option and, as a result, it results in a remote likelihood of exercising this put option by BNDESPAR on the date of the Financial Statements. If at the maturity date of put option BNDESPAR has not exercised its option, the reclassification will be reversed and the amount of the interest held by BNDESPAR will once again be recognized as a minority interest. As of December 31, 2007 the amount recognized as potential obligation amounts to R$ 417,963.

NOTE 17 - TAX AND SOCIAL CONTRIBUTIONS PAYABLE

	2007	2006
Income Tax and Social Contribution on Net Income	92,548	116,455
Social charges on payroll	96,895	113,388
ICMS - Value-Added Tax on Sales and Services	33,310	34,162
COFINS - Tax for Social Security Financing	21,667	30,994
IPI - Excise tax	40,207	8,631
PIS - Employees’ Profit Participation Program	4,546	6,654
Income Tax and Social Contribution withheld at source	30,121	44,401
Tax payable in installments	30,566	8,028
Value added tax	41,602	30,114
Others	70,849	72,897
	462,311	465,724

NOTE 18 - OBLIGATIONS AND PROVISIONS

The Company and its subsidiaries are parties to labor, civil, and tax lawsuits. Based on the opinion of its legal advisors opinion, management believes that the reserve for these labor, civil, and tax lawsuits is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company and its subsidiaries as of December 31, 2007.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The balances of the provisions are as follows:

I) Provisions

		2007	2006
a) Tax Contingencies
ICMS - Value-Added Tax on Sales and Services	(a.1)	89,454	47,766
CSLL - Social Contribution on Net Income	(a.2)	5,903	6,008
IRPJ - Corporate Income Tax	(a.3)	13,098	15,977
INSS - National Institute for Social Security	(a.4)	46,671	33,752
ECE - Emergency Capacity Charge	(a.5)	33,996	33,852
RTE - Extraordinary Tariff Recomposition	(a.5)	21,612	21,574
II - Import Tax/IPI - Drawback	(a.6)	89,018	82,070
Other tax provisions	(a.7)	83,021	77,882
		382,773	318,881
b) Labor Provisions	(b.1)	93,800	71,243
c) Civil Provisions	(c.1)	12,530	12,671
		489,103	402,795

a) Tax Provisions

a.1) Lawsuits relating to Value-Added Tax on Sales and Services (ICMS), the majority of which relates to credit rights, mostly under judgment by the Finance Secretariat and the Courts of the States of Minas Gerais, Bahia, Mato Grosso, and Mato Grosso do Sul and the Courts of the States of Minas Gerais, Pernambuco, Mato Grosso, Maranhão, and Paraná. The contingencies were updated in compliance to the legislation.

a.2) Social Contribution on Net Income. Lawsuit refers to the constitutionality of the tax and the calculation basis of these contributions.

a.3) Matters concerning Corporate Income Tax - IRPJ, under discussion at the administrative level.

a.4) Lawsuits against the parent company Gerdau S.A. related to INSS contributions have mostly to do with Tax Collections and Annulment Lawsuits in Federal Trial and Second Instance Courts of Minas Gerais, Rio de Janeiro, Espírito Santo, and Pernambuco. The provision also refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., lawsuits related to Occupational Accident Insurance (SAT), as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last 10 years and assessed the parent company Gerdau Açominas S.A. because it understands that it is jointly liable. The assessments were maintained at the administrative level and Gerdau Açominas S.A. filed annulment actions with escrow deposits for the amount under discussion based on the understanding that the right to assess part of the charge has prescribed and that there is no joint liability.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Adjustment (RTE) are charges required in the electricity bills of the industrial units of the Company. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System set forth in the Federal Constitution. For this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal Court of São Paulo and Rio Grande do Sul, Federal Regional Courts and Superior Court of Justice. The Company has fully deposited in escrow the amounts of the charges under discussion.

a.6) The reserve recorded by the subsidiary Gerdau Açominas S.A. is intended to cover amounts required by the Federal Revenue Service for Import Tax, Excise Tax and applicable charges on transactions made under a drawback that was subsequently annulled by the Foreign Trade Operations Department (DECEX). The company does not agree with the administrative decision that annulled the drawback and defends the legality of the transactions made. This issue is under legal proceedings that currently awaits judgment in the Federal Superior Court (STF).

a.7) The reserve was recorded considering the legal counsel’s and management’s opinion on lawsuits assessed as probable loss and is considered sufficient to cover expected losses.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

b) Labor Provisions

b.1) The Company and its subsidiaries are also a party to labor claims, which include indemnity claims for occupational accidents and diseases. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

c.1) The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of their operations, which totaled as of December 31, 2007 the amount shown as contingent liabilities.

II) Unaccrued Contingent Liabilities

a) Tax Contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action totals R$ 49,075. The Company did not record any reserve for contingencies for such action since it believes that this tax payment is undue, because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in tax collection actions filed by the state of Minas Gerais and Pernambuco demanding ICMS tax payments on the export of semi-finished manufactured products. Currently, the total amount demanded is R$ 47,367. The company did not record any reserve for contingencies for these lawsuits since it believes that this tax payment is undue, because their products cannot be considered semi-finished manufactured products as defined by the federal supplementary law and, therefore, are not subject to ICMS. During 2007, the lawsuit of the Gerdau Açominas S.A. had a favorable outcome for the company in a decision against which no appeal can be made.

a.3) On December 6, 2000, the Company adopted REFIS (Tax Debt Refinancing Program) to pay Social Integration Program PIS and the Social Contribution on Revenues COFINS (taxes on revenue) in 60 installments, having paid the last installment on May 31, 2005. Despite the payment of all installments, the balance of R$ 20,579 remains in the REFIS Account, which was contested, and after the pending issues of the administrative proceeding is solved with the REFIS Committee, the Company believes that there will be no outstanding installment.

a.4) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. e Gerdau Comercial de Aços S.A. have other lawsuits related to the Value-Added Tax on Sales and Services (ICMS) which are mostly related to credit rights and rate differences, and whose demands reach a total of R$ 76,705. An accounting provision was not made for these demands since they were considered of possible loss, but not probable, by our legal advisors.

a.5) The Company and its subsidiary Gerdau Aços Longos S.A. are defendants in legal cases over Property Tax (IPTU), Import Duty (II), and Excise Tax (IPI). The total value of these lawsuits today reaches R$ 51,186. An accounting provision was not made for these demands since they were considered as of possible loss, but not probable, by our legal advisors.

b) Civil Contingencies

b.1) Antitrust lawsuit involving the Company brought by two civil construction unions in the state of  São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE) and based on public hearings, the SDE was of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, the lawsuit was suspended from May 2004 up to August, 16, 2005 due to a legal protection granted within a new lawsuit filed by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities  found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals filed by CADE.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau to seek, at two different moments, clarifications through the Amendment of Judgment – a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the processual irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary action is linked to the suit originally proposed. An order was announced on June 28, 2007, which made the parties aware of the decision from the lower court judge about the maintenance of the legal protection granted, after contested by CADE.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been a part of any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is possible to reverse its conviction.

b.2) A civil lawsuit has been filed by Sul América Cia. Nacional de Seguros against Gerdau Açominas S.A. and Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court.

The insurance company pleaded doubt in relation to whom payment should be made and alleged that the subsidiary is resisting receiving the payment and settling the matter. The lawsuit was challenged both by the Bank (which claims to have no right over the amount deposited, which settles the doubt raised by Sul América) and by the subsidiary (which claims that there is no such doubt and that there is justification to refuse payment since the amount owed by Sul América is higher than the amount involved). Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the escrow deposit was withdrawn in December 2004.

Based on the opinion of its legal counsel, the subsidiary assesses the risk of loss as remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a collection lawsuit for the amounts recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel plants, which resulted in the stoppage of several activities, with damages to the steel mill equipment and loss of profits. The equipment and the loss of profits arising from the accidents were covered by an insurance policy. The report on the events and the loss claim for prompt payment were filed with IRB – Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and property damages, in the total amount of approximately R$ 110,000, was recorded based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s answer, although not yet recorded. In addition to these amounts, the Company also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts, who will judicially demonstrate the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal counsel, Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is remote.

III) Unaccrued contingent assets

a) Tax Contingencies

a.1) The Company believes that the realization of certain contingent assets is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00 (which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food), the realization of this asset is not expected in 2008 and following years. For this reason, this asset is not recorded in its Financial Statements.

a.2) Also, the Company and its subsidiary Gerdau Açominas S.A. expect to recover IPI premium credits. Gerdau S.A. submitted an administrative request of reimbursement, which is still pending a decision. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the proceeding awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 236,147 (consolidated). However, no accounting recognition has been made thereof because of uncertainty as to their realization.

The changes in the provision for contingencies are demonstrated below:

	2007	2006
Balance at the beginning of the year	402,795	297,431
(+) Amounts charged to income	86,834	34,860
(-) Reversal of amounts from income	(42,427)	(17,946)
(+) Foreign exchange effect on provisions in foreign currency	311	4,506
(+) Company acquisitions	41,590	83,944
Balance at end of year	489,103	402,795

IV) Judicial deposits

The Company has judicial deposits related to tax, labor and civil provisions as listed below:

Judicial deposits	2007	2006

Tax	188,268	116,014
Labor	23,913	36,204
Other	11,554	15,927
	223,735	168,145

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

NOTE 19 - RELATED-PARTY BALANCES AND TRANSACTIONS

a)  Intercompany loans

	2007	2006
Loans granted
Fundação Gerdau	16,971	1,018
Metalúrgica Gerdau S.A.	86	—
Santa Felicidade Ltda.	15	127
North America Joint Ventures	—	1,180
Armacero Ind. Com. Ltda.	10	—
Others	18	422
	17,100	2,747
Loans received
Metalúrgica Gerdau S.A.	—	(2,569)
North America Joint Ventures	(499)	—
Others	(64)	(16)
	(563)	(2,585)
	16,537	162

Net financial income (expenses)	14,800	1,825
Loans and advances to executive officers	2,090	2,270

b)  Guarantees granted

The Company has guaranteed the financing contracts of the subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. in the amounts of R$ 1,176,033 and R$ 53,563, respectively. The Company is a guarantor for the subsidiary Empresa Siderúrgica del Perú S.A.A. - Siderperú for a secured loan in the amount of up to US$ 150 million, equivalent to R$ 265,695 as of December 31, 2007. Gerdau S.A. guarantees loans to GTL Spain in the amount of R$ 14,139. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for financing contracts in the amount of R$ 71,546, corresponding to a joint liability of 51.82% of the amount. The subsidiaries Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Aços Especiais S.A. and Gerdau Aços Longos S.A are the guarantor of the vendor financing loan agreement of the associated company Banco Gerdau S.A. in the amount of R$ 5,947, R$ 20,726, R$ 26,266, and R$ 907, respectively. The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A are guarantors for the Senior Liquidity Facility for the subsidiary GTL Trade Finance Inc. in the amount of US$ 400 million, equivalent to R$ 708,520 on December 31, 2007. The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A., Gerdau Comercial de Aços S.A., Gerdau Açominas Overseas, Ltd. and Gerdau Ameristeel Corporation are jointly liable for financing contracts for the subsidiary of Gerdau Ameristeel Corporation: GNA Partners in the amount of US$ 2.7 billion, equivalent to R$ 4,871,075 on December 31, 2007. The Company and its subsidiaries are jointly liable for issuing a 10-year bond issued by GTL Trade Finance Inc. in the amount of US$ 1.5 billion, equivalent to R$ 2,656,950 on December 31, 2007.

c)  Debentures

The controlling shareholders hold, directly or indirectly, R$ 360,535 as of December 31, 2007 (R$ 407,559 as of December 31, 2006) of the outstanding debentures.

d)  Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the weighted average interest rate for market funding. The agreements with foreign companies are adjusted by charges (LIBOR + 3% per year) plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those for transactions with unrelated parties.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

e)  Management compensation

In 2007, Gerdau S.A. paid its management salaries and variable compensation for a total R$ 67,271 (R$ 57,512 in 2006).

Gerdau’s contributions to management’s pension plans in 2007 totaled R$ 78 – Defined Benefit Plan, and R$ 239 – Defined Contribution Plan (R$ 82 and R$ 208 in 2006, respectively).

The stock option grant distributed to management members is as follows:

	Stock options
								Accumulated
								options
Beginning of vesting period:	apr/03	apr/03	dec/03	dec/04	dec/04	dec/05	dec/06
Exercize from:	jan/08	jan/06	jan/09	jan/10	jan/08	jan/11	jan/12
Exercize to:	dec/12	dec/12	dec/13	dec/14	dec/14	dec/15	dec/16
Exercize price per share (R$):	5.31	5.31	13.56	21.16	21.16	25.72	35.00
Total granted (to board members)	941,537	1,331,216	353,146	305,246	143,183	642,367	490,721	4,207,416
Exercised options	—	1,331,216	—	—	—	—	—	1,331,216

NOTE 20 - EMPLOYEE BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, assets and liabilities as of December 31, 2007 are as follows:

	2007	2006

Pension plan actuarial assets – defined benefit	379,556	282,123
Pension plan actuarial assets – defined contribution	38,167	29,617
Total assets	417,723	311,740

Pension plan actuarial liabilities – defined benefit	278,283	309,175
Post-employment health plan actuarial liabilities	223,336	236,061
Retirement and termination liabilities with benefit	292,506	163,080
Total liabilities	794,125	708,316

a) Post-employment defined benefit pension plan

The Company and other subsidiaries in Brazil are the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”).

The Gerdau Plan is managed by Fundação Açominas de Seguridade Social — Aços, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Ouro Branco Unit of Gerdau Açominas S.A. The assets of the Gerdau Plan are mostly comprised of investments in bank certificates of deposit, federal government securities, marketable securities, and real estate.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank certificates of deposit, federal government securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees.

The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to provide benefits that supplement the retirement benefits of the employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans comprise mainly of marketable securities.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Brazilian plans

The current expense of the defined benefit pension plans is as follows:

	2007	2006
Cost of current service	34,488	29,114
Cost of interest	92,177	86,930
Expected return on plan assets	(169,218)	(156,078)
Amortization of (gain) loss	(443)	—
Expected contribution from employees	(5,885)	(6,208)
Net benefit with pension plan	(48,881)	(46,242)

The reconciliation of the assets and liabilities of the plans is as follows:

	2007	2006
Total liabilities	(1,014,603)	(900,427)
Fair value of the plan assets	1,701,896	1,417,961
Asset balance	687,293	517,534
Unrecognized losses (gains)	(147,838)	(47,684)
Total net assets	539,455	469,850
Restriction to the actuarial asset due to the recovery limit	(161,149)	(195,231)
Net assets	378,306	274,619
Recognized assets	378,389	274,681
Recognized liabilities	(83)	(62)

The changes in plan assets and actuarial liabilities were as follows:

	2007	2006
Changes in benefit obligation
Benefit obligation at the beginning of the year	900,427	770,037
Cost of service	34,488	29,114
Cost of interest	92,177	86,930
Benefit payments	(26,346)	(22,984)
Unrecognized losses (gains)	13,857	37,330
Benefit obligation at the end of the year	1,014,603	900,427

	2007	2006
Changes in the plan assets
Fair values of the plan assets at the beginning of the year	1,417,961	1,176,088
Return on plan assets	169,218	156,140
Sponsors’ contributions	21,694	17,495
Participants’ contributions	9,171	7,100
Benefit payments	(26,346)	(22,984)
Unrecognized losses (gains)	110,198	84,122
Fair value of the plan assets on December 31, 2007	1,701,896	1,417,961

Unrecognized gains and losses of the plan are as follows:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2007	2006
Total liabilities	(1,014,603)	(900,427)
Fair value of the plan assets	1,701,896	1,417,961
Asset balance	687,293	517,534
Losses (gains) on benefits obligations	13,857	37,330
Losses (gains) on plan assets	110,198	84,122

The amount of the actuarial gains and losses to be recognized as income or expense (cost of sales, general or administrative costs or expenses, depending on the employee’s allocation) is the unrecognized amount that exceeds, in each period, the higher of the following limits: (a) 10% of the present value of the total actuarial liability of the defined benefit plan and (b) 10% of the fair value of the plan assets.  The resulting amount will be amortized annually based on the average remaining years of service estimated for the employees that participate in the plan.

The table below shows a summary of the assumptions made to calculate and record the defined benefit plans in 2007 and 2006, respectively, for both the Company and consolidated:

	Gerdau Plan	Açominas Plan	North American Plans
Average discount rate	10.24%	10.24%	5,50% - 6,25%
Compensation increase rate	8.16%	6.60%	2,50% - 4,50%
Expected rate of return on assets	10.21%	11.91%	7,00% - 8,25%
Mortality table	AT 1983	AT-2000	RP 2000CH
Mortality table for disabled	RRB 1983	AT-2000	RRB 1997
Turnover rate	Based on tasks and salary level	None	Based on age and tasks (plan experience)

			North American Plans
	Gerdau Plan	Açominas Plan
Average discount rate	10.24%	10.24%	5,00% - 5,75%
Compensation increase rate	8.16%	7.64%	2,50% - 4,25%
Expected rate of return on assets	13.52%	11.28%	7,00% - 8,40%
Mortality table	AT 1983	AT-2000	RP 2000CH
Mortality table for disabled	RRB 1944	AT-2000	RRB 1997
Turnover rate	Based on tasks and salary level	None	Based on age and tasks (plan experience)

The allocation goal for 2008 is shown below:

	Gerdau Plan	Açominas Plan
Planned allocation of assets in 2007
Equity instruments	30.00%	14.00%
Debt instruments	70.00%	83.50%
Real estate	—	0.50%
Loans granted	—	2.00%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long-term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The composition of planned assets is in fixed and variable income investments. The fixed income target allocation ranges from 55% to 100%, and forecast for variable income allocation ranges from 0% to 45%. The expected employer contributions for 2008 are R$ 3,041.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Açominas Plan aims to reach the investment target returns in the short and long term through the best ratio of risk versus the expected return. The investments determined by the investment policy allocation targets are as follows: fixed income 70% to 100%, variable income 0% to 25%, real estate allocation 0% to 5% and loans 1% to 5%. The expected employer contributions for 2008 are R$ 22,355.

North American Plans

The current expense of the defined benefit pension plans is as follows:

	2007	2006
Cost of current service	46,832	47,125
Cost of interest	63,408	62,379
Expected return on plan assets	(69,180)	(64,101)
Net pension plan cost	41,060	45,403

The reconciliation of the assets and liabilities of the plans is as follows:

	2007	2006
Total liabilities	(1,174,212)	(1,261,949)
Fair value of the plan assets	942,420	982,491
Asset balance	(231,792)	(279,458)
Unrecognized losses (gains)	(45,241)	(22,213)
Total net liabilities	(277,033)	(301,671)
Recognized assets	1,167	7,442
Recognized liabilities	(278,200)	(309,113)

The changes in plan assets and actuarial liabilities were as follows:

	2007	2006
Changes in benefit obligation
Benefit obligation at the beginning of the year	1,261,949	1,175,966
Company acquisitions	49,946	98,345
Cost of service	46,832	47,125
Cosf of interest	63,408	62,379
Benefit payments	(60,413)	(45,158)
Unrecognized losses (gains)	(82,450)	29,728
Exchange variation	(105,060)	(106,436)
Benefit obligation on December 31, 2007	1,174,212	1,261,949

	2007	2006
Changes in the plan assets
Fair values of the plan assets at the beginning of the year	982,491	847,348
Company acquisitions	18,086	76,442
Return on plan assets	68,768	64,101
Sponsors’ contributions	64,271	66,196
Participants’ contributions	(59,816)	(45,158)
Unrecognized losses (gains)	(55,537)	53,181
Exchange variation	(75,843)	(79,619)
Fair value of the plan assets on December 31, 2007	942,420	982,491

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The past performance of the actuarial gains and losses of the plan is as follows:

	2007	2006
Total liabilities	(1,174,212)	(1,261,949)
Fair value of the plan assets	942,420	982,491
Asset balance	(231,792)	(279,458)
Losses (gains) on benefits obligations	(82,450)	29,728
Losses (gains) on plan assets	(55,537)	53,181

Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool, which is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocation for 2007 ranges between 65% to 75% in equity securities and 35% to 25% in debt securities.

b) Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan managed by Gerdau – Sociedade de Previdência Privada.  Contributions are based on a percentage of the compensation of the employees. The foreign subsidiary Gerdau Ameristeel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of their salary.

The Company and its subsidiaries in Brazil have a defined contribution pension plan, which is funded by contributions from the sponsor and participating employees. This plan has an actuarial surplus composed of the portion that is not part of the account balance of the participants who opted out of the employment contract with the employer before eligibility for a benefit of the plan, which may be offset against future contributions from the sponsors. The total cost to these plans were R$ 21,308 in 2007 (R$ 17,784 in 2006). In 2007 the asset balance recorded for this defined contribution pension plan was R$ 38,167 (R$ 29,617 in 2006).

c) Post-employment health care benefit plan

The American Plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service.  The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated.

The net periodic cost of post-employment health care benefits is as follows:

	2007	2006
Cost of current service	5,531	4,400
Cost of interests	11,835	9,733
Net pension plan cost	17,366	14,133

The status of the fund for post-employment health benefits is as follows:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2007	2006
Total obligations	(223,336)	(236,061)
Fair value of the plans assets	2,366	461
Total obligations	(220,970)	(235,600)

The changes in plan assets and actuarial liabilities were as follows:

	2007	2006
Changes in benefit obligation
Benefit obligation at the beginning of the year	242,314	139,641
Acquisition of companies	—	102,676
Cost of service	5,531	4,400
Cost of interest	11,835	9,733
Payment of benefits	(8,657)	(6,465)
Unrecognized losses	2,459	420
Exchange rate variation	(29,644)	(8,091)
Benefit obligation at the end of the year	223,838	242,314

	2007	2006
Changes in the plan assets
Sponsors’ contributions	8,657	6,465
Benefit payments	(8,657)	(6,465)
Fair value of the plan assets at the end of the year	—	—

The past performance of the actuarial gains and losses of the plan is as follows:

	2007	2006
Total obligation	(225,702)	(236,522)
Fair value of the plan assets	2,366	461
Total obligation	(223,336)	(236,061)

Loss (gain) on the plan benefits obligations	2,459	420

The assumptions adopted in the accounting for post-employment health benefits were as follows:

	North America Plan
	2007	2006
Average discount rate	5,50% - 6,25%	5,00% - 5,75%
Health care - cost trend rates	9,50% - 10,00%	8,50% - 11,00%
Health care - downward cost trend rate for years 2013 to 2016 (in 12/31/2007) and for years 2010 to 2013 (in 12/31/2007)	5,00% - 5,50%	5.50%

d) Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 292,506 in 2007 (R$ 163,080 in 2006).

These amounts refer for the most part to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries and were approved by the representatives of the employees. The plan allows productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Plan also has the objective of promoting the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan include a salary supplement up to retirement date, a living allowance, and other benefits as result of termination and retirement of the employees.

NOTE 21 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management performs periodical surveys in order to identify potentially affected areas and records under “Other non-current liabilities” , based on the best cost estimative, the amounts estimated for investigation, treatment, and cleaning of the potentially affected sites, totaling R$ 56,796 as of December 31, 2007. Of this total, R$ 29,282 corresponds for the Brazilian subsidiaries (R$ 29,194 as of December 31, 2006) and R$ 27,514 for the North American subsidiaries (R$ 47,530 as of December 31, 2006). There was a payment of US$ 7.2 million during the year by the North American subsidiaries. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 22 - SHAREHOLDERS’ EQUITY – PARENT COMPANY GERDAU S.A.

a) Capital - the Board of Directors may, regardless of changes to the by-laws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 400,000,000 common shares and 800,000,000 preferred shares all of them with no par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline for prescription of 30 days, except in the case of a public offer, when the deadline for prescription shall not be less than 10 days.

As of December 31, 2007 and December 31, 2006, 231,607,008 common shares and 435,986,041 preferred shares are subscribed and paid, totaling a paid-in capital of R$ 7,810,453. The shares are distributed as follows

	Shareholders
	2007						2006
Shareholders	Common	%	Preferred	%	Total	%	Common	%	Preferred	%	Total	%
Metalúrgica Gerdau S.A and subsidiaries	173,459,857	74.9	123,739,519	28.4	297,199,376	44.5	175,393,446	75.7	123,739,519	28.4	299,132,965	44.8
Brazilian institutional investors	9,212,976	4.0	72,585,471	16.6	81,798,447	12.3	9,499,368	4.1	55,520,951	12.7	65,020,319	9.7
Foreign institutional investores	13,434,276	5.8	139,838,327	32.1	153,272,603	23.0	12,644,223	5.5	161,183,787	37.0	173,828,010	26.0
Other investors	35,499,899	15.3	94,856,073	21.8	130,355,972	19.5	34,069,971	14.7	90,438,440	20.7	124,508,411	18.7
Treasure Stock	—	—	4,966,651	1.1	4,966,651	0.7	—	—	5,103,344	1.2	5,103,344	0.8
	231,607,008	100.0	435,986,041	100.0	667,593,049	100.0	231,607,008	100.0	435,986,041	100.0	667,593,049	100.0

Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in the distribution of dividends.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

b) Treasury shares - changes in treasury shares are as follows:

	2007		2006
	Shares		Shares
	Preferred	R$	Preferred	R$
Opening balance	5,103,344	109,609	3,045,695	60,254
Stock split	—	—	1,522,849	—
Repurchases	—	—	2,358,700	73,581
Exercise of stock-based options (note 20)	(136,693)	(2,942)	(1,823,900)	(24,226)
Closing balance	4,966,651	106,667	5,103,344	109,609

Of the total shares in treasury, 1,497,651 shares are related to the share buyback program authorized on November 17, 2003, 1,110,300 shares are related to the share buyback program authorized on May 30, 2005, and 2,358,700 shares are related to the share buyback program authorized on May 25, 2006. The average acquisition cost of these shares is R$ 21.48, with the lowest purchase price being R$ 14.36, and the highest price R$ 33.51. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During 2007, the Group used 136,693 shares in order to meet the stock options in the year with losses of R$ 901 recorded as reserve for investments and working capital, and gains of R$ 152 were recorded in capital reserve.

c) Legal reserve - under Brazilian corporate legislation, the Company should transfer 5% of the annual net income to legal reserve until this reserve equals 20% of the paid up capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

d) Retained earnings and reserves – consist of earnings not distributed to the shareholders and include the reserves required by the Company’s bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income of each year determined in its corporate books prepared in accordance with the accounting policies adopted in Brazil to a statutory reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, and for capitalization, payment of dividends or repurchase of shares.

e) Dividends and interest on own capital - the shareholders have the right to receive, each year, a minimum mandatory dividend of 30% of the adjusted net income, determined on its statutory books and in accordance with BRGAAP. The Company calculated interest on own for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expenses for tax purposes. For presentation purposes, this amount was recorded as dividends, not affecting net income. The related tax benefit through the reduction of the income tax and social contribution on net income was R$ 153,192 in the year.

The interest on capital and dividends recorded in the year amounted to R$ 834,889, shown as follows:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2007	2006
Net Income (*)	2,288,310	2,880,922
Creation of legal reserve	(114,416)	(144,046)
Adjusted net income	2,173,895	2,736,876

Dividends in the year

Period	Type	R$ /ação	Credit	Payment	2007	2006

1st quarter	Interest on own capital	0.34	05/14/2007	05/24/2007	225,271	199,448
2nd quarter	Dividend Interest on own	0.29	08/17/2007	08/29/2007	192,160	231,865
3rd quarter	capital	0.34	11/21/2007	11/30/2007	225,295	231,865
4th quarterInterest on own capital and dividends	Dividend	0.29	02/22/2008	5/3/2008	192,163	231,881
					834,889	895,059
% of interest/dividends paid or credited					38%	33%
Credit per share (R$)					1.26	1.35
Outstanding shares (thousands)					662,626	662,490

(*) Net Income of the parent company Gerdau S.A. on its statutory books according to BRGAAP. See note 30.

The amount of the dividends declared and not paid during the year that exceed the 30% minimum dividend is recorded as liabilities for the amount of R$ 182,720 (R$ 73,996 in 2006).

The remaining income for the year was transferred to the statutory reserve for investments and working capital in accordance with the by-laws.

f) Cumulative adjustments in foreign currency translations - The Company recognizes in this account the accumulated effect of the exchange rate conversion on the Financial Statements of its subsidiaries that maintain accounting records in a functional currency different than the reporting currency. These effects began to be recognized after the IFRS implementation date.  This accumulated effect will be reversed to income for the year as a gain or loss only in the case of disposal or write-off of the investment.

NOTE 23 - EARNINGS PER SHARE (EPS)

In compliance with IAS no. 33, Earnings per Share, the following tables reconcile the net earnings with the amounts used to calculate the basic and diluted earning per share.

Basic

	2007			2006
	Common	Preferred	Total	Common	Preferred	Total
	(In thousand, except shares and data per share)			(In thousand, except shares and data per share)
Basic numerator
Net income allocated to common and preferred shareholders	1,151,604	2,142,851	3,294,455	1,162,450	2,169,433	3,331,883

Basic denominador
Weighted average of shares after the retroactive effect of the stock splits and deducting average shares in treasury	231,607,008	430,963,351		231,607,008	432,238,895

Earnings per share (em R$) – Basic	4.97	4.97		5.02	5.02

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Diluted

	2007	2006
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,310,857	2,309,456
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of additional acquirement on Diaco and granted to Sipar minority shareholders to sell its share to Gerdau	10,755	10,223
	2,321,612	2,319,679

Net income allocated to common shareholders	1,241,894	1,237,478
Less:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of additional acquirement on Diaco and granted to Sipar minority shareholders to sell its share to Gerdau	(10,755)	(10,223)

	1,231,139	1,227,255

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	430,963,351	432,238,895
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,190,882	1,875,304
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	3,597,062	2,430,993
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	—	1,223,580
Total	436,751,295	437,768,772

Earnings per share – Diluted (Common and Preferred Shares)	5.32	5.30

NOTE 24 - NET SALES REVENUES

The net sales revenues for the year have the following composition:

	2007	2006
Gross sales	34,184,266	28,847,427
Taxes on sales	(2,990,649)	(2,612,865)
Discounts	(580,089)	(350,651)
Net sales	30,613,528	25,883,911

NOTE 25 - OTHER OPERATING INCOME AND EXPENSE

The composition of the line “Other net operating revenues (expenses)” is the following:

	2007	2006
Operating income	110,721	255,194
Operating expense	(282,679)	(291,357)
	(171,958)	(36,163)

The operating income includes mainly the recognition of amortized negative goodwill due to acquisitions and to gains in the recovery of tax credits.

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

The operating expense includes mainly the recognition of taxes and contingencies, as well as losses incurred in the sale and disposal due to deactivating the fixed asset.

NOTE 26 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new form of compensation of the strategic officers of the Company. The options should be exercised in a maximum of five years after the grace period.

a) Summary of changes in the plan in 2007 and 2006:

Year of	Exercise	Vesting	Initial balance on				End balance on
grant	price - R$	period	31/12/2006	Granted	Cancelled	Exercised	12/31/2007
2003	5.31	5 years	1,209,566	—	—	(55,279)	1,154,287
2004	13.56	3 years	10,929	—	—	(10,929)	—
2004	13.56	5 years	706,975	—	(7,361)	(22,696)	676,918
2005	21.16	3 years	451,923	—	(35,594)	(12,023)	404,306
2005	21.16	5 years	620,692	—	(20,241)	(14,130)	586,321
2006	25.72	5 years	962,949	—	(21,661)	(12,010)	929,278
2007	35.00	5 years	—	778,239	(16,911)	(9,626)	751,702
			3,963,034	778,239	(101,768)	(136,693)	4,502,812

Year of	Exercise	Vesting	Initial balance on					End balance on
grant	price - R$	period	01/01/2006	Stock split	Issued	Cancelled	Exercised	12/31/2007

2003	5.31	3 years	1,169,124	596,633	—	(34)	(1,765,723)	—
2003	5.31	5 years	815,472	415,008	—	(24)	(20,890)	1,209,566
2004	13.56	3 years	7,289	3,640	—	—	—	10,929
2004	13.56	5 years	482,263	243,196	—	(4,394)	(14,090)	706,975
2005	21.16	3 years	310,885	155,432	—	(6,770)	(7,624)	451,923
2005	21.16	5 years	424,404	213,769	—	(3,707)	(13,774)	620,692
2006	25.72	5 years	—	—	969,468	(4,720)	(1,799)	962,949

			3,209,437	1,627,678	969,468	(19,649)	(1,823,900)	3,963,034

As mentioned in note 22, as of December 31, 2007 the Company has a total of 4,966,651 preferred shares in treasury. These shares may be used for said plan.

b) Status of the plan as of December 31, 2007:

	Year of grant
	2003	2004	2005	2006	2007	Average
Total options granted	1,154,287	676,918	990,627	929,278	751,702
Exercised price - R$ (adjusted for stock split)	5.31	13.56	21.16	25.72	35.00	19.21
Fair value of options on the granting date - R$ per option (*)	2.48	5.77	5.20	8.66	15.30	6.99
Average exercise period on the grant date (years)	4.70	5.00	4.73	4.87	4.90	4.91

(*) Calculated considering the Black-Scholes Model.

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted to the employees, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Expected dividend yield	4.32%	9.99%	7.90%	7.03%
Stock price volatility	38.72%	41.51%	39%	43.31%
Risk-free rate of return	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	4,9 years	4,9 years	4,7 years	4,95 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in the treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation – (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that are designed to award employees with bonuses based on attaining goals related to the return on capital invested. The bonuses will be granted at the end of the year in cash, stock appreciation rights (SAR’s), and/or options. The payment of the cash bonus will be made in the form of shares (phantom stock). The number of shares will be determined by dividing the value of the cash bonus in cash amount by the market value price of the common share on the date of grant, based on the average trading price of the common shares on the New York Stock Exchange. Phantom Stock and SAR’s may be exercised at the rate of 25% during each one of the first four anniversaries of the date of grant. The Phantom Stock will be paid in cash, when exercised. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant. The option value is determined by the Human Resources Committee of Senior Management based on the Black Scholes model or other method. The options may be exercised at the rate of 25% per year during four years from the date of grant and prescribe after 10 years. The maximum number of options that will be granted based on this plan is 6,000,000. A premium of approximately US$ 8.3 million (equivalent to R$ 14,702 in 2007) was granted to the employees in 2007 and of approximately US$ 6.6 million (equivalent to R$ 11,691 in 2007) was granted to the employees in 2006. Under this plan, 454,497 options were issued as of March 1, 2007. These premiums are being provided for in accordance with the payment term established by the plan.

The subsidiary Gerdau Ameristeel has a commitment to deposit a total of 1,749,526 common shares in favour of its president over the next 10 years, plus the corresponding future dividends, in a trust fund designed specifically for this purpose. Gerdau S.A. has also undertaken to deposit 240,907 preferred shares into the same fund.

During the year ended December 31, 2007, US$ 900,000 (equivalent to R$ 1,594 in 2007) (US$ 400,000 on December 31, 2006, equivalent to R$ 855 in 2006) was recorded with respect to long-term incentive plans for the options granted in 2007. The unrecorded cost of  long-term incentive plans related to the grants still in vesting period as of December 31, 2007 was approximately US$ 1.3 million (equivalent to R$ 2,303 in 2007) and the average period for recognition of these costs was 3 years.

A summary of the Gerdau Ameristeel stock option plans is as follows:

	2007			2006
		Average price per			Average price per
		year			year
	Number of shares	US$	R$	Number of shares	US$	R$
Available at the beginning of the year	1,418,511	5.37	9.51	2,264,576	6.42	13.73
Options granted	454,497	10.90	19.31	202,478	9.50	20.31
Options exercised	(360,788)	3.46	6.13	(664,203)	1.85	3.96
Options cancelled	(25,051)	9.15	16.21	(2,840)	1.80	3.85
Options expired	(199,500)	22.77	40.33	(381,500)	17.70	37.84
Available at the end of the year	1,287,669	5.92	10.49	1,418,511	5.37	11.48

Shares exercised	760,837			1,216,033

The table below summarizes the information on the stock options of Gerdau Ameristeel shares outstanding as of December 31, 2007:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

			Average price per		Quantity exercisable
		Average vesting	year		as of December 31,
Exercise price	Quantity	period	US$	R$	2007
US$ 1,32 to US$ 1,43 (R$ 2,34 to R$ 2,53)	170,022	3.70	1.38	2.44	170,022
US$ 1,80 to US$ 1,91 (R$ 3,19 to R$ 3,38)	353,672	3.10	1.84	3.26	353,672
US$ 2,11 to US$ 2,96 (R$ 3,74 to R$ 5,24)	182,326	1.70	2.69	4.76	182,326
US$ 9,50 to US$ 10,90 (R$ 16,83 to R$ 19,31)	569,649	8.90	10.47	18.55	42,817
US$ 20,17 to US$ 27,46 (R$ 35,73 to R$ 48,64)	12,000	0.30	22.77	40.33	12,000
	1,287,669				760,837

The subsidiary Gerdau Ameristeel uses the Black&Scholes method to determine the fair value of the options and stock appreciation rights, recognizing the cost of stock compensation as the services are provided. The subsidiary used the following economic assumptions for recognizing the fair value of these instruments:

	2007	2006
Expected dividend yield	4.00%	0.80%
Stock price volatility	50.50%	47.39%
Risk-free rate of return	4.51%	4.68%
Expected period until maturity	6,25 anos	6,25 anos

NOTE 27 - INFORMATION BY SEGMENT

The Gerdau Executive Committee, which is comprised for the most part of the Company’s senior officers, is responsible for managing the business.

The segments shown below are in compliance with the requirements of the IAS 14 - Presentation of Segment Information by Segments and refer to the business units through which the Gerdau Executive Committee manages its operations, which are Long Steel Brazil, Specialty Steel in Brazil and in Europe, Gerdau Açominas (corresponding to the operations of the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil), and North America.

	Business Segment:
	Long Steel Brazil		Açominas Ouro Branco		Specialty Steel		Latin America (1)		North America		Eliminations and Adjustments		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net sales revenue	7,817,809	6,815,050	3,398,157	3,274,034	6,226,339	4,710,182	3,318,930	2,333,886	11,234,720	10,175,160	(1,382,427)	(1,424,401)	30,613,528	25,883,911
Net income (2)	886,245	1,044,616	658,390	791,860	869,552	764,957	373,439	485,481	1,011,647	875,849	510,820	298,715	4,310,093	4,261,478
Depreciation / Amortization	297,763	258,660	327,764	297,205	325,337	236,898	87,575	84,312	309,539	266,259	(30,822)	(6,384)	1,317,156	1,136,950
Identifiable assets (3)	5,249,692	4,819,964	6,231,024	4,722,105	5,300,534	5,493,834	2,990,310	2,064,885	12,997,646	5,411,605	(565,925)	(681,349)	32,203,281	21,831,044
Identifiable liabilities (4)	2,237,270	2,170,306	2,911,220	2,987,522	2,071,953	2,495,727	805,724	371,993	6,135,339	1,601,508	4,328,517	2,664,828	18,490,023	12,291,884

(1) Does not include operations in Brazil

(2) Net earning of the period before the minority interest.

(3) Identifiable assets: accounts receivable, stocks, fixed assets, goodwill and intangible.

(4) Identifiable liabilities: accounts payable, loans (short and long term), debentures (short and long term).

The main products by business segment are as follows:

Longos Brasil: rebars, merchant bars, wire rod, profiles, and drawn products

Gerdau Açominas Ouro Branco: billets, blooms, slabs, wire rod, and structural shapes

Specialty Steel: stainless steel, hot rolled flat, round and square bars, wire rod

Latin Am.: rebars, merchant bars, and drawn products

North Am.: rebars, merchant bars, wire rod, heavy and light structural shapes

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with the revenues classified according to the geographical region where the products were shipped, is as follows:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

Information by geographic area:

	Geographic Area
	Brazil		Latin America (*)		North America		Europe		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	12,955,757	11,209,670	3,318,930	2,333,886	11,234,720	10,175,160	3,104,121	2,165,195	30,613,528	25,883,911
Cost of sales	(8,785,247)	(7,186,547)	(2,646,937)	(1,772,832)	(9,214,087)	(8,389,661)	(2,485,256)	(1,690,226)	(23,131,527)	(19,039,266)
Gross profit	4,170,510	4,023,123	671,993	561,054	2,020,633	1,785,499	618,865	474,969	7,482,001	6,844,645
Sales expenses	(460,361)	(462,014)	(83,751)	(64,991)	(35,256)	(5,215)	(39,570)	(24,825)	(618,938)	(557,045)
General and administrative expenses	(1,155,366)	(1,020,400)	(175,324)	(119,771)	(389,990)	(508,377)	(156,974)	(136,317)	(1,877,654)	(1,784,865)
Operating profit	2,362,107	2,450,510	450,108	472,502	1,604,511	1,214,743	396,726	328,817	4,813,451	4,466,572
Net financial income	562,555	460,508	(49,399)	113,819	(164,371)	(105,028)	(16,216)	(29,007)	332,569	440,292
Accumulated net profit (**)	2,585,441	2,549,108	373,439	485,481	984,809	875,849	366,404	351,040	4,310,093	4,261,478
Capital expenses	1,699,455	1,707,905	345,965	120,464	304,474	412,887	407,199	132,252	2,757,093	2,373,508

(*)   Does not include operations in Brazil.

(**) Net income before minority interest

NOTE 28 – INSURANCE (not audited)

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts considered sufficient to cover possible significant losses on its assets and/or liabilities. The main types of insurance coverage are as follows:

Type	Scope	2007	2006
Equity	The inventories and fixed assets are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	21,332,603	18,670,241

Business interruption	Net income plus fixed expenses	5,809,162	5,453,024
Civil Responsibility	Industrial operations	8,857	10,690

NOTE 29 - EXPENSES BY NATURE

The Company opted to present its Consolidated Financial Statement by function. As required by IFRS, the Consolidated Financial Statement by nature of expenses is as follows:

	2007	2006
Depreciation and amortization	(1,317,156)	(1,136,950)
Expenses with personnel	(3,375,166)	(3,003,199)
Raw Material and consumption/usage material	(17,034,395)	(13,739,861)
Freight	(1,433,537)	(1,233,293)
Other expenses	(2,639,823)	(2,304,036)
	(25,800,077)	(21,417,339)

Classified as:
Costs of products sold	23,131,527	19,039,266
Sale expenses	618,938	557,045
General and administrative expenses	1,877,654	1,784,865
Other operational expenses	171,958	36,163
	25,800,077	21,417,339

NOTE 30 - SUPPLEMENTARY INFORMATION – RECONCILIATION OF THE SHAREHOLDERS’ EQUITY AND NET INCOME FOR THE SUBSIDIARY GERDAU S.A. (NOT REQUIRED BY THE IFRS)

In compliance to CVM Instruction no. 457/07 of July 13, 2007, we present the reconciliation of the shareholders’ equity and net income for the subsidiary Gerdau S.A. calculated according to corporate legislation and accounting practices adopted in Brazil (BRGAAP) and consolidated shareholder’s equity and net income according to the International Accounting Standards – IFRS:

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

	2007	2006
Shareholders Equity - BRGAAP	11,420,008	9,964,638

IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	76,377	87,927
Reversal of deferred charges	(35,760)	(38,357)
Employee benefits adjustment, net	183,672	120,804
Amortization and impairment of goodwill, net	190,261	78,573
Options to purchase shares	650,694	324,509
Dividends not declared adjustment	182,715	73,996
Other adjustments	44,538	19,192
	1,292,497	666,644
Shareholders Equity - IFRS	12,712,505	10,631,282

Minority interest in IFRS	3,929,573	3,556,934

Shareholders Equity - IFRS (icluding minority interest)	16,642,078	14,188,216

	2007	2006
NET INCOME - BR GAAP	2,288,310	2,880,922

IFRS Adjustments
Capitalized interest over property, plant and equipment adjustment, net	(11,550)	11,236
Reversal of deferred charges	2,597	(5,495)
Employee benefits adjustment, net	62,868	76,276
Amortization and impairment of goodwill, net	153,246	112,167
Options to purchase shares	14,947	125,669
Foreign exchange gains and losses, net	756,114	267,389
Blast furnance maintanence provision adjustment	—	(35,020)
Present value adjustment on deferred income tax	—	(88,398)
Other adjustments, net	27,923	(12,863)
	1,006,145	450,961
NET INCOME - IFRS	3,294,455	3,331,883

Minority Interest in IFRS	1,015,638	929,595

NET INCOME - IFRS (including minoritary interest)	4,310,093	4,261,478

NOTE 31 - SUBSEQUENT EVENTS

I) In January 2008 the Board of Directors decided to authorize the Company to purchase shares of its own issuance. These shares will be acquired using cash funds backed by existing profit reserves up to the adjusted limit of 1,000,000 preferred shares.

II) In January 2008 the Company through its subsidiary Gerdau GTL Spain purchased for US$ 107.2 million the percentage of 40.2% of Diaco S.A.’s capital belonging to minority shareholders. At the end of this operation, the Company came to hold, indirectly, 98% of the shares representing the capital of Diaco S.A.

INDEPENDENT AUDITORS REPORT

To the

Shareholders and Board of Directors of

Gerdau S.A.

Rio de Janeiro – RJ

1.               We examined the consolidated balance sheet of Gerdau S.A. and its Subsidiaries (the “Company”) on December 31, 2007 and the corresponding consolidated statements of income, the changes of the Shareholders’ equity and the cash flows of the year ending on that date, elaborated in compliance with the International Accounting Standards Board – IASB and under the responsibility of the company’s management. Our responsibility is to express our opinion about these consolidated financial statements.

2.               Our examination was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) work planning, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company, (b) the examination, on a test basis, of evidence supporting the amounts and disclosures, and (c) the assessment of the accounting principles used and significant estimates made by the Company’s management, as well as the evaluation of the overall financial statement presentation.

3.               In our opinion, the consolidated financial statements referred to in paragraph 1 adequately present in all material respects the consolidated financial and equity position of Gerdau S.A. and its Subsidiaries on December 31, 2007, and the consolidated income of its operations, the consolidated changes of its shareholders’ equity and the consolidated cash flows for the year ending on that date, elaborated in compliance with the International Accounting Standards Board – IASB.

4.               The Brazilian accounting practices differ in certain significant aspects from the international accounting standards set by the International Accounting Standards Board – IASB. The information related to the nature and effect of these differences is presented in note 30 of the consolidated financial statements.

5.               The consolidated financial statements for year ended on December 31, 2006 presented for the purpose of comparing were examined by other independent accountants that issued their unqualified auditing reports on February 08, 2008

Porto Alegre – February 12, 2008

/s/ Deloitte Touche Tohmatsu	/s/ Fernando Carrasco
DELOITTE TOUCHE TOHMATSU	Fernando Carrasco
Auditores Independentes	Accountant
CRC no. 2SP 011.609/O-8/F/RJ	CRC no. 1SP 157.760/O-S/RJ

OPINION OF BOARD OF AUDITORS

The Board of Auditors for Gerdau S.A., in compliance to its legal responsibilities stated in the by-laws, examined the Board of Director’s Report and the Consolidated Financial Statements for Gerdau S.A. and its Subsidiaries for fiscal year ending on December 31, 2007 elaborated in compliance with the International Accounting Standards Board – IASB. Based on the examinations done as well as considering the independent auditors report from DELOITTE TOUCHE TOHMATSU Auditores Independentes dated February 12, 2008, along with the information and clarifications received during the year, it is of our opinion that these documents are in condition to be evaluated by the Annual General Meeting of Shareholders.

Porto Alegre – February 12, 2008

/s/ Carlos Roberto Schröder	/s/ Egon Handel	/s/ Roberto Lamb
Carlos Roberto Schröder	Egon Handel	Roberto Lamb

GERDAU S.A. AND SUBSIDIARIES

EXPLANATORY NOTES FROM THE MANAGERS ON THE CONSOLIDATED FINANCIAL STATEMENTS ON DECEMBER 31, 2007 AND 2006

(In thousands of Brazilian reais – R$, unless otherwise stated)

GERDAU S.A.

BOARD OF DIRECTORS

President

JORGE GERDAU JOHANNPETER

Vice-Presidents

GERMANO H. GERDAU JOHANNPETER

KLAUS GERDAU JOHANNPETER

FREDERICO C. GERDAU JOHANNPETER

CARLOS JOÃO PETRY

Advisors

AFFONSO CELSO PASTORE

ANDRÉ PINHEIRO DE LARA RESENDE

OSCAR DE PAULA BERNARDES NETO

General Secretary

EXPEDITO LUZ

Directors

Executive Committee

Chief Executive Officer

ANDRÉ BIER JOHANNPETER

Chief Operating Officer

CLAUDIO JOHANNPETER

Executives Vice-Presidents

ALFREDO HUALLEM

MANOEL VITOR DE MENDONÇA FILHO

MÁRCIO PINTO RAMOS

MÁRIO LONGHI FILHO

OSVALDO BURGOS SCHIRMER

PAULO FERNANDO BINS DE VASCONCELLOS

General Secretary

EXPEDITO LUZ

Legal Vice-President

EXPEDITO LUZ

Directors

GERALDO TOFFANELLO

NESTOR MUNDSTOCK

CLEMIR UHLEIN

Accountant CRC RS 044845/O-8/S/RJ

CPF nº 424.614.210-72